UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

WESTAR ENERGY, INC.

WESTAR ENERGY, INC. (“WEI”) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

ITEM 1.    Name, State of Organization, Location And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator (EWG) or Foreign Utility Company in Which Claimant Directly or Indirectly Holds an Interest.

WEI, formerly known as Western Resources, Inc., is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. WEI’s mailing address is P.O. Box 889, Topeka, Kansas 66601.

During 2002, WEI’s principal business consisted of the production, purchase, transmission, distribution and sale of electricity. WEI provided retail electric service to approximately 351,000 industrial, commercial and residential customers. WEI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. As of December 31, 2002, WEI’s subsidiaries (as defined in the Act) were as follows:

A.	Kansas Gas and Electric Company (“KGE”), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas 67201 is a wholly-owned subsidiary of WEI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 2002, KGE rendered electric services at retail to approximately 296,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE’s subsidiary is as follows:

1.	Wolf Creek Nuclear Operating Corporation (“WCNOC”), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant’s owners.

B.	Westar Industries, Inc. (“Westar Industries”), a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, is a wholly-owned subsidiary of WEI. Westar Industries is a holding company for certain non-regulated business subsidiaries of WEI. Westar Industries’ subsidiaries are as follows:

1.	The Wing Group, Limited Co., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. The Wing Group, Limited Co., a wholly-owned subsidiary of Westar Industries, holds interests in international power generation projects. The Wing Group, Limited Co.’s subsidiary is as follows:

a.	The Wing Group International, Inc., a Cayman Islands corporation, with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

2.	Onsite Energy Corporation, a Delaware corporation, with principal offices at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Industries owns approximately 25.7% of Onsite common and convertible preferred stock.

3.	Westar Investments, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments, Inc. was established for the purpose of holding security-related investments.

4.	Protection One, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar

Industries owns approximately 87.07% of Protection One, Inc. Protection One, Inc.’s subsidiaries are as follows:

a.	Protection One Alarm Monitoring, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring, Inc. is a provider of home security services. Protection One Alarm Monitoring, Inc.’s subsidiaries are as follows:

i.	Network Multi-Family Security Corporation, a Delaware corporation, with principal offices at 14275 Midway Road, Suite 400, Addison, Texas 75001. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

ii.	Protection One Alarm Monitoring of Mass., Inc., a Massachusetts corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring of Mass., Inc. is a provider of security alarm services.

iii.	Security Monitoring Services, Inc., a Florida corporation with principal offices at 6225 N. State Highway 161, Suite 400, Irving, Texas 75063. Security Monitoring Services, Inc. is a provider of security alarm services.

b.	AV One, Inc., formerly known as Westar Aviation, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, leases and maintains planes for corporate transportation purposes.

5.	Protection One International, Inc., a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One International, Inc. is a provider of security alarm services. Protection One International, Inc.’s subsidiaries are as follows:

a.	Protection One Europe Holding, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France, is a provider of security alarm services. Protection One Europe Holding is 99.75% owned by Protection One International, Inc.

i.	Protection One SARL, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Protection One Europe SARL is a provider of security alarm services. Protection One Europe SARL’s subsidiaries are as follows:

(1)	Protection One France—PO France SAS, (“Protection One France”), a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Protection One France, a provider of security alarm services, is 99.99% owned by Protection One Europe SARL. Protection One France’s subsidiaries are as follows:

(a)	Eurostation, a corporation organized under the laws of France, with principal offices at 840, Route de la Seds, 13127 Vitrolles, France. Eurostation, a security alarm monitoring station, is 99.98% owned by Protection One France.

(b)	ERE Detection Electronique, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. ERE Detection Electronique, 99.76% owned by Protection One France, provides monitoring assistance to individuals.

(c)	Protection One GmbH, a corporation organized under the laws of Germany, with principal offices at Am Meerkamp 23 D, 40667 Meerbush, Germany, is a provider of alarm monitoring services. Protection One GmbH is 95% owned by Protection One France.

(d)	Protection One Benelux SA, a corporation organized under the laws of Belgium, with principal offices at Bld Général Wahis, 16 E, Batiment A B, 1030 Brussels, Belgium, is a provider of security alarm services. The subsidiaries of Protection One Benelux SA are as follows:

(i)	E.S. Beveiliging Sprl, a corporation organized under the laws of Belgium, with principal offices at Bld Général Wahis, 16 E, Batiment A B, 1030 Brussels, Belgium. E.S. Beveiliging Sprl installs alarm monitoring systems.

(ii)	Consutron Nederland Teleshop B.V., a corporation organized under the laws of the Netherlands, with principal offices at Markendaalseweg 329, Boite19, NL, 4811KB Breda, Netherlands. Consutron Nederland Teleshop B.V. administrates and installs alarm monitoring systems. Consutron Nederland Teleshop B.V.’s subsidiary is as follows:

(A)	Residential Alarmcentrale B.V., a corporation organized under the laws of Netherlands, with a principal office at Jupiterkade 2 A, NL, 2516 ES Den Haag, The Netherlands, is a provider of alarm monitoring services.

6.	Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Industries.

7.	Westar Limited Partners II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners II, Inc. participates in limited partnerships and investments of Westar Industries. (Note: Westar Limited Partners II, Inc. was dissolved on February 5, 2003.)

8.	Western Resources (Bermuda) Ltd., a Bermuda limited liability company with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. Western Resources (Bermuda) Ltd. is a holding company to hold the interest of WEI in CPI-Western Power Holdings Ltd. and other international projects. Western Resources (Bermuda) Ltd.’s subsidiaries are as follows:

a.	CPI-Western Power Holdings Ltd., a Bermuda limited liability company. Western Resources (Bermuda) Ltd. owns 50% of CPI-Western Power Holdings Ltd. a master joint venture, which maintains interest in power generation projects in China. CPI-Western Power Holdings Ltd.’s subsidiaries are as follows:

i.	Western Resources International Limited is a limited liability company organized under the laws of Mauritius. Western Resources International Limited is a holding company for EWG’s in China.

(1)	Zhengzhou Dengwai Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(2)	Zhengzhou Dengyuan Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(3)	Zhengzhou Huadeng Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

(4)	Zhengzhou Huaxin Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

b.	Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources I (Cayman Islands) Limited was established to develop power generation projects. Western Resources I (Cayman Island) Limited’s subsidiary is as follows:

i.	Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources II (Cayman Islands) Limited was established to develop power generation projects.

9.	Wing Turkey, Inc. is a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey, Inc. is a holding company for power projects in Turkey. Wing Turkey, Inc.’s subsidiaries are as follows:

a.	Wing International, Ltd. is a Texas limited liability corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International, Ltd. is a holding company for an EWG in the Republic of Turkey. Wing International, Ltd.’s investment is in:

i.	Trakya Elektrik Uretim VE Ticaret A.S., a Republic of Turkey corporation, with principal offices at P.K. 13, Marmara Ereglsi 59740 Tekirdag. This company is an EWG and 9% owned by Wing International, Ltd.

C.	Western Resources Capital I and II are Delaware business trusts with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources Capital I and II were established for the purpose of issuing securities.

D.	Westar Generating, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating, Inc. holds interests in an electric power plant.

E.	Westar Generating II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating II, Inc. holds interests in electric power plants. (Note: Westar Generating II, Inc. was dissolved on February 5, 2003.)

F.	WR Receivables Corporation, a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables Corporation is a special purpose entity wholly owned by WEI. WEI and KGE have sold all of their accounts receivable arising from the sale of electricity to WR Receivables Corporation.

G.	Dormant subsidiaries of WEI:

1.	Rangeline Corporation, a Kansas corporation. (Note: Rangeline Corporation was dissolved on February 5, 2003.)

2.	The Kansas Power and Light Company, a Kansas corporation.

3.	WR Services, Inc., a Kansas corporation. (Note: WR Services, Inc. was dissolved on February 5, 2003.)

4.	Westar Services, Inc., formerly known as Westar Energy, Inc., a Kansas corporation. (Note: Westar Services, Inc. was dissolved on February 5, 2003.)

5.	Astra Resources, Inc., a Kansas corporation. (Note: Astra Resources, Inc. was dissolved on February 5, 2003.)

a.	Westar Energy Investments, Inc., a Kansas corporation. (Note: Westar Energy Investments, Inc. was dissolved on February 5, 2003.)

H.	Dormant subsidiaries of Westar Industries, Inc.:

1.	Westar Financial Services, Inc., a Kansas Corporation. (Note: Westar Financial Services, Inc. was dissolved on February 5, 2003.)

2.	Westar Leasing, Inc., a Kansas corporation. (Note: Westar Leasing, Inc. was dissolved on February 5, 2003.)

3.	Wing Colombia, L.L.C., a Delaware limited liability company.

I.	Dormant subsidiaries of Protection One Alarm Monitoring, Inc.:

1.	Protection One Data Services, Inc., a Delaware corporation.

2.	Protection One Systems, Inc., a Delaware corporation.

ITEM 2.    Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Company Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A.	The principal electric generating stations of WEI, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (WEI’s Share)

Coal
JEC Unit 1, near St. Marys	470
JEC Unit 2, near St. Marys	467
JEC Unit 3, near St. Marys	476
Lawrence Energy Center, near Lawrence	567
Tecumseh Energy Center, near Tecumseh	228

Subtotal	2,208

Gas/Oil
Gordon Evans, Wichita	314
Hutchinson Energy Center, near Hutchinson	401
Abilene Energy Center, near Abilene	71
Tecumseh Energy Center, near Tecumseh	41

Subtotal	827

Diesel
Hutchinson Energy Center	80

Wind
JEC Wind Turbine 1, near St. Marys	0.4
JEC Wind Turbine 2, near St. Marys	0.4

Subtotal	0.8

Total Accredited Capacity	3,115.8

WEI maintains 12 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. WEI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

WEI owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B.	The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity –MW (KGE’s Share)

Nuclear
Wolf Creek, near Burlington	548

Coal

LaCygne Unit 1, near LaCygne	344
LaCygne Unit 2, near LaCygne	337
JEC Unit 1, near St. Marys	147
JEC Unit 2, near St. Marys	146
JEC Unit 3, near St. Marys	149

Subtotal	1,123

Gas/Oil
Gordon Evans, Wichita	534
Murray Gill, Wichita	336
Neosho, Neosho	69

Subtotal	939

Diesel
Gordon Evans, Wichita	3

Wind
JEC Wind Turbine 1, near St. Marys	0.2
JEC Wind Turbine 2, near St. Marys	0.2

Subtotal	0.4

Total Accredited Capacity	2,613.4

KGE maintains 11 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

KGE owns a transmission and distribution system, which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

C.	The principal electric generating stations of Westar Generating, Inc., all of which are located in Missouri, are as follows:

Name and Location	Accredited Capacity – MW (Westar Generating, Inc.’s share)

Gas/Oil
State Line, Joplin	200

ITEM 3.    Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.	Number of KWH of electric energy sold (at retail or wholesale):

For the year ended December 31, 2002, WEI sold 9,539,069,000 KWH of electric energy at retail and, 5,283,713,000 KWH of electric energy at wholesale. For the year ended December 31, 2002, KGE sold 9,005,365,000 KWH of electric energy at retail and 3,831,042,000 KWH of electric energy at wholesale.

B.	Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

During 2002, neither WEI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C.	Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

During 2002, WEI sold, at wholesale, 2,665,109,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2002, KGE sold, at wholesale, 2,888,632,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2002, neither WEI nor KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

D.	Number of KWH of electric energy purchased outside the State in which each company is organized:

During 2002, WEI purchased 225,152,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 2002, KGE purchased 280,244,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4.    Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1    Zhengzhou Dengwai Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengwai Power Co., Ltd
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% interest in Zhengzhou Dengwai Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $5.2 million as registered paid-in capital. Shareholder loan of approximately US $7.9 million payable in equal annual installments over a 20-year term.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $10.5 million
Earnings:	US $1.5 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.2    Zhengzhou Dengyuan Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengyuan Power Co., Ltd.
Address:	Yangcheng Industrial Zone, Dengfeng
Municipality, Henan Province, People’s Republic of China.
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China.
Facility:	55 MW coal-fired generating unit.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.9 million cash as registered paid-in capital. Shareholder loan of approximately US $9.8 million payable in equal annual installments over a 20-year term.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $9.8 million
Earnings:	US $1.8 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.3    Zhengzhou Huadeng Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huadeng Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s
Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in Capital of approximately US $8.9 million
Earnings:	US $4.0 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.4    Zhengzhou Huaxin Power Co.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huaxin Power Co., Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province, PRC
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital.
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in Capital of approximately US $8.9 million
Earnings:	US $2.2 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

4.5    Trakya Elektrik Uretim Ve Ticaret A.S.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Trakya Elektrik Uretim Ve Ticaret A.S.
Address:	P.K. 13
Marmara Ereglsi 59740 Tekirdag
Location:	Botas Tesisleri Mevkii
Sultankoy Beledesi
Marmara Ereglisi 59740 Tekirdag Turkey
Facility:	478 MW combined cycle gas turbine with four 154 KV substations.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $10,388,379 as paid in capital. Approximately US $2,139,130 subordinated debt.
Guarantees:	Westar Industries has issued standby letters of credit totaling $3,442,662.
Other Obligations:	Wing Turkey, Inc. (a wholly-owned subsidiary of the claimant and 99% parent of Wing International, Ltd.) is a party to the “Wing Turkey Guarantee Agreement” along with Trakya Elektrik and Chase Manhattan Bank (as Offshore Collateral Agent) and ABN AMRO Bank (as Funding Agent). Under this agreement, the equity contributions and subordinated debt contributions, agreed to in the “Equity Funding Agreement” are guaranteed.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Approximately US $139,194,573
Earnings:	US $115,829,000

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 14th day of April, 2003.

WESTAR ENERGY, INC.

By:	/s/ MARK A. RUELLE
Mark A. Ruelle Executive Vice President, Chief Financial Officer

CORPORATE SEAL

Attest:

/S/ LARRY D. IRICK

Larry D. Irick Vice President, General Counsel and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Larry D. Irick

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

P.O. Box 889

818 South Kansas Avenue

Topeka, Kansas 66601

(785)575-1625

(785)575-8061 (FAX)

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

WESTAR ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation	Westar Generating, Inc.	Westar Generating II, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,760,658	$6,149,609	$6,143,285	$—	$—
Restricted cash	11,108,954	145,281,661	—	—	—
Accounts receivable, net	10,608,171	50,738,218	158,205,542	—	—
Receivable from affiliates	1,531,269,892	—	—	5,550,590	1,000
Inventories and supplies	77,530,629	65,554,753	—	452,262	—
Energy trading contracts	33,136,170	11,038,884	—	—	—
Deferred tax assets	1,970,481	—	1,688	—	—
Prepaid expenses and other	5,758,225	24,158,671	—	—	—
Assets of discontinued operations	—	—	—	—	—

Total Current Assets	1,699,143,180	302,921,796	164,350,515	6,002,852	1,000

PROPERTY, PLANT, AND EQUIPMENT, NET	1,476,751,894	2,375,644,992	—	101,514,215	—

OTHER ASSETS:
Restricted cash	32,360,322	—	—	—	—
Investment in ONEOK	—	—	—	—	—
Customer accounts, net	—	—	—	—	—
Goodwill, net	—	—	—	—	—
Regulatory assets	129,287,345	231,222,088	—	—	—
Deferred customer acquisition costs	—	—	—	—	—
Deferred tax assets	—	—	—	—	—
Energy trading contracts	12,653,993	4,524,620	—	—	—
Other	883,901,140	92,079,433	—	(6,345)	—

Total Other Assets	1,058,202,800	327,826,141	—	(6,345)	—

TOTAL ASSETS	$4,234,097,874	$3,006,392,929	$164,350,515	$107,510,722	$1,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$154,484,240	$135,000,000	$—	$—	$—
Short-term debt	229,566,939	—	—	—	—
Accounts payable	49,133,522	31,182,299	—	3,545,407	—
Accrued liabilities	108,681,168	66,168,956	110,152,064	—	—
Accrued income taxes	(10,639,312)	—	(116,408)	119,055	—
Deferred security revenues	—	—	—	—	—
Energy trading contracts	33,889,933	9,480,018	—	—	—
Deferred tax liabilities	—	13,469,745	—	—	—
Payables to affiliates	—	24,076,637	44,808,727	—	—
Other	46,547,066	6,929,321	—	—	—
Liabilities of discontinued operations	—	—	—	—	—

Total Current Liabilities	611,663,556	286,306,976	154,844,383	3,664,462	—

LONG-TERM LIABILITIES:
Long-term debt, net	2,167,727,458	549,485,816	—	—	—
Western Resources obligated mandatorily redeemable preferred securities of subsidiary trusts, holding solely company subordinated debentures	—	—	—	—	—
Deferred income taxes and investment tax credits	275,415,280	714,256,342	—	2,082,827	—
Deferred customer acquisition revenues	—	—	—	—	—
Minority interests	—	—	—	—	—
Deferred gain from sale-leaseback	—	162,637,805	—	—	—
Energy trading contracts	5,724,560	2,616,051	—	—	—
Other	179,700,932	171,708,738	—	—	—

Total Long-Term Liabilities	2,628,568,230	1,600,704,752	—	2,082,827	—

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Cumulative preferred stock, par value $100 per share, 600,000 authorized shares, 214,363 outstanding shares	24,857,600	—	—	—	—
Common Stock, par value $5 per share, 150,000,000 authorized shares, 72,840,217 issued shares	364,201,085	1,065,633,791	1,000	1,000	1,000
Paid-in capital	913,877,042	—	10,999,000	92,095,853	—
Unearned compensation	(14,742,168)	—	—	—	—
Loans to officers	(1,831,533)	—	—	—	—
Retained earnings (accumulated deficit)	(277,248,896)	53,317,560	(1,493,868)	9,666,580	—
Investment in parent	—	—	—	—	—
Treasury stock, at cost, 1,333,264 shares	(5,313,775)	—	—	—	—
Accumulated other comprehensive gain (loss), net	(9,933,267)	429,850	—	—	—

Total Shareholders’ Equity	993,866,088	1,119,381,201	9,506,132	101,763,433	1,000

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,234,097,874	$3,006,392,929	$164,350,515	$107,510,722	$1,000

WESTAR ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Western Resources Capital I and II	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$89,095,484	$(6,143,285)	$123,005,751
Restricted cash	—	2,615,521	—	159,006,136
Accounts receivable, net	—	39,993,808	(164,798,744)	94,746,995
Receivable from affiliates	226,804,150	—	(1,763,625,632)	—
Inventories and supplies	—	8,854,115	—	152,391,759
Energy trading contracts	—	—	—	44,175,054
Deferred tax assets	—	8,500,861	(10,473,030)	—
Prepaid expenses and other	—	14,691,646	460,545	45,069,087
Assets of discontinued operations	—	1,117,636	(1,117,636)	—

Total Current Assets	226,804,150	164,869,071	(1,945,697,782)	618,394,782

PROPERTY, PLANT, AND EQUIPMENT, NET	—	41,459,467	—	3,995,370,568

OTHER ASSETS:
Restricted cash	—	3,400,000	—	35,760,322
Investment in ONEOK	—	703,314,680	—	703,314,680
Customer accounts, net	—	378,856,560	—	378,856,560
Goodwill, net	—	41,846,847	—	41,846,847
Regulatory assets	—	—	(162,329)	360,347,104
Deferred customer acquisition costs	—	75,403,410	(75,403,410)	—
Deferred tax assets	—	180,424,061	(180,424,061)	—
Energy trading contracts	—	—	—	17,178,613
Other	—	14,809,381	(698,753,610)	292,029,999

Total Other Assets	—	1,398,054,939	(954,743,410)	1,829,334,125

TOTAL ASSETS	$226,804,150	$1,604,383,477	$(2,900,441,192)	$6,443,099,475

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$27,251,830	$—	$316,736,070
Short-term debt	—	—	(226,804,150)	2,762,789
Accounts payable	—	11,894,843	180,157	95,936,228
Accrued liabilities	—	52,594,750	(121,240,172)	216,356,766
Accrued income taxes	—	22,066,311	5,791,510	17,221,156
Deferred security revenues	—	44,561,396	—	44,561,396
Energy trading contracts	—	—	—	43,369,951
Deferred tax liabilities	—	—	(10,471,343)	2,998,402
Payables to affiliates	—	1,483,614,372	(1,552,499,736)	—
Other	—	11,292,732	—	64,769,119
Liabilities of discontinued operations	—	428,175	(428,175)	—

Total Current Liabilities	—	1,653,704,409	(1,905,471,909)	804,711,877

LONG-TERM LIABILITIES:
Long-term debt, net	—	341,110,196	—	3,058,323,470
Western Resources obligated mandatorily redeemable preferred securities of subsidiary trusts, holding solely company subordinated debentures	220,000,000	—	(5,495,000)	214,505,000
Deferred income taxes and investment tax credits	—	—	(179,875,137)	811,879,312
Deferred customer acquisition revenues	—	31,662,365	(31,662,365)	—
Minority interests	—	58,013,665	(2,119,578)	55,894,087
Deferred gain from sale-leaseback	—	—	—	162,637,805
Energy trading contracts	—	—	—	8,340,611
Other	—	7,410,086	(10,135,644)	348,684,112

Total Long-Term Liabilities	220,000,000	438,196,312	(229,287,724)	4,660,264,397

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Cumulative preferred stock, par value $100 per share, 600,000 authorized shares, 214,363 outstanding shares	—	—	(3,421,300)	21,436,300
Common stock, par value $5 per share, 150,000,000 authorized shares, 72,840,217 issued shares	6,804,150	731,961	(1,073,172,912)	364,201,075
Paid-in capital	—	124,154,174	(315,381,934)	825,744,135
Unearned compensation	—	—	—	(14,742,168)
Loans to officers	—	—	—	(1,831,533)
Retained earnings (accumulated deficit)	—	(594,937,107)	624,735,076	(185,960,655)
Investment in parent	—	(14,949,579)	14,949,579	—
Treasury stock, at cost, 1,333,264 shares	—	—	(13,390,068)	(18,703,843)
Accumulated other comprehensive gain (loss), net	—	(2,516,693)	—	(12,020,110)

Total Shareholders’ Equity	6,804,150	(487,517,244)	(765,681,559)	978,123,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,804,150	$1,604,383,477	$(2,900,441,192)	$6,443,099,475

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation	Westar Generating, Inc.
SALES:
Energy	$731,467,031	$695,524,335	$—	$33,182,737
Monitored Services	—	—	—	—

Total Sales	731,467,031	695,524,335	—	33,182,737

COST OF SALES:
Energy	253,647,746	170,570,806	—	13,125,604
Monitored Services	—	—	—	—

Total Cost of Sales	253,647,746	170,570,806	—	13,125,604

GROSS PROFIT	477,819,285	524,953,529	—	20,057,133

OPERATING EXPENSES:
Operating and maintenance	136,961,434	215,956,603	—	5,280,064
Depreciation and amortization	73,525,885	93,934,390	—	4,288,342
Selling, general and administrative	131,829,351	81,248,987	809,095	745,043
Loss on impairment of customer accounts	—	—	—	—
Loss on impairment of goodwill	—	—	—	—

Total Operating Expenses	342,316,670	391,139,980	809,095	10,313,449

INCOME (LOSS) FROM OPERATIONS	135,502,615	133,813,549	(809,095)	9,743,684

OTHER INCOME (EXPENSE):
Investment earnings	(736,543,740)	—	—	7,529
Gain on extinguishment of debt	(1,925,577)	—	—	—
Minority interests	—	—	—	—
Other	(24,143,090)	(11,400,738)	—	—

Total Other Income (Expense)	(762,612,407)	(11,400,738)	—	7,529

INTEREST EXPENSE:
Interest expense on long-term debt	154,978,308	43,879,753	—	—
Interest expense on short-term debt and other	37,481,858	2,915,017	—	51,443

Total Interest Expense	192,460,166	46,794,770	—	51,443

EARNINGS (LOSS) BEFORE INCOME TAXES	(819,569,958)	75,618,041	(809,095)	9,699,770
Income tax expense (benefit)	(26,337,946)	16,078,955	(321,838)	3,708,177

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	(793,232,012)	59,539,086	(487,257)	5,991,593

Discontinued operations, net of tax	—	—	—	—

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	—	—	—
Discontinued operations	—	—	—	—

Total cumulative effects of accounting changes, net of tax	—	—	—	—

NET INCOME (LOSS)	(793,232,012)	59,539,086	(487,257)	5,991,593

Preferred dividends, net of gain on reacquired preferred stock	1,128,599	—	—	—

EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK	$(794,360,611)	$59,539,086	$(487,257)	$5,991,593

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Western Resources Capital I and II	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
SALES:
Energy	$—	$—	$(37,274,846)	$1,422,899,257
Monitored Services	—	347,248,048	970,978	348,219,026

Total Sales	—	347,248,048	(36,303,868)	1,771,118,283

COST OF SALES:
Energy	—	—	(58,716,084)	378,628,072
Monitored Services	—	128,193,525	—	128,193,525

Total Cost of Sales	—	128,193,525	(58,716,084)	506,821,597

GROSS PROFIT	—	219,054,523	22,412,216	1,264,296,686

OPERATING EXPENSES:
Operating and maintenance	—	158,020	21,693,787	380,049,908
Depreciation and amortization	—	98,169,634	—	269,918,251
Selling, general and administrative	—	147,076,124	(655,750)	361,052,850
Loss on impairment of customer accounts	—	338,104,000	—	338,104,000
Loss on impairment of goodwill	—	139,987,170	—	139,987,170

Total Operating Expenses	—	723,494,948	21,038,037	1,489,112,179

INCOME (LOSS) FROM OPERATIONS	—	(504,440,425)	1,374,179	(224,815,493)

OTHER INCOME (EXPENSE):
Investment earnings	18,634,023	76,250,586	719,506,642	77,855,040
Gain on extinguishment of debt	—	19,832,543	384,893	18,291,859
Minority interests	—	111,083,775	(849,539)	110,234,236
Other	—	1,356,310	(1,740,195)	(35,927,713)

Total Other Income (Expense)	18,634,023	208,523,214	717,301,801	170,453,422

INTEREST EXPENSE:
Interest expense on long-term debt	—	32,789,281	(2,116,395)	229,530,947
Interest expense on short-term debt and other	—	7,250,238	(7,944,118)	39,754,438

Total Interest Expense	—	40,039,519	(10,060,513)	269,285,385

EARNINGS (LOSS) BEFORE INCOME TAXES	18,634,023	(335,956,730)	728,736,493	(323,647,456)
Income tax expense (benefit)	—	(151,356,294)	623,830	(157,605,116)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	18,634,023	(184,600,436)	728,112,663	(166,042,340)

Discontinued operations, net of tax	—	(2,966,912)	(274,896)	(3,241,808)

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	(621,433,705)	—	(621,433,705)
Discontinued operations	—	(2,283,000)	—	(2,283,000)

Total cumulative effects of accounting changes, net of tax	—	(623,716,705)	—	(623,716,705)

NET INCOME (LOSS)	18,634,023	(811,284,053)	727,837,767	(793,000,853)
Preferred dividends, net of gain on reacquired preferred stock	18,075,000	—	(18,804,476)	399,123

EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK	$559,023	$(811,284,053)	$746,642,243	$(793,399,976)

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Westar Energy, Inc.	Kansas Gas and Electric Company	WR Receivables Corporation	Westar Generating, Inc.
BALANCE AT BEGINNING OF PERIOD	$586,322,550	$(6,221,526)	$(1,006,611)	$3,674,987

ADD:
Net income (loss)	(793,232,012)	59,539,086	(487,257)	5,991,593
Other	18,490,255	—	—	—

Total	(774,741,757)	59,539,086	(487,257)	5,991,593

DEDUCT:
Preferred dividends, net of gain on reacquired preferred stock	1,128,599	—	—	—
Common stock dividends	87,701,090	—	—	—

Total	88,829,689	—	—	—

BALANCE AT END OF PERIOD	$(277,248,896)	$53,317,560	$(1,493,868)	$9,666,580

WESTAR ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Western Resources Capital I and II	Westar Industries, Inc. Consolidated	Consolidating Entries	Westar Energy, Inc. Consolidated
BALANCE AT BEGINNING OF PERIOD	$—	$242,611,471	$(218,878,940)	$606,501,931

ADD:
Net income (loss)	18,634,023	(811,284,053)	727,837,767	(793,000,853)
Other	—	(26,264,525)	8,711,660	937,390

Total	18,634,023	(837,548,578)	736,549,427	(792,063,463)

DEDUCT:
Preferred dividends, net of gain on reacquired preferred stock	18,075,000	—	(18,804,476)	399,123
Common stock dividends	559,023	—	(88,260,113)	—

Total	18,634,023	—	(107,064,589)	399,123

BALANCE AT END OF PERIOD	$—	$(594,937,107)	$624,735,076	$(185,960,655)

WESTAR INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Westar Industries, Inc.	Protection One, Inc. Consolidated	Protection One International, Inc.	Westar Limited Partners, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$79,113,005	$1,544,633	$8,412,000	$—
Restricted cash	—	2,615,521	—	—
Accounts receivable, net	4,429,830	26,084,109	16,270,784	4,156,397
Inventories and supplies	—	7,213,115	1,641,000	—
Deferred tax assets	—	8,256,128	2,355,254	236,062
Related party tax receivable	—	20,744,996	—	—
Prepaid expenses and other	1,959	8,765,932	6,449,000	—
Assets of discontinued operations	—	1,117,636	—	—

Total Current Assets	83,544,794	76,342,070	35,128,038	4,392,459

PROPERTY, PLANT, AND EQUIPMENT, NET	209,067	37,754,400	3,496,000	—

OTHER ASSETS:
Restricted cash	3,400,000	—	—	—
Investment in ONEOK	703,314,680	—	—	—
Customer accounts, net	—	312,783,560	66,073,000	—
Goodwill, net	—	41,846,847	—	—
Deferred customer acquisition costs	—	75,403,410	—	—
Deferred tax assets	—	286,644,302	—	326,183
Other	340,133,510	6,796,300	19,060,943	171,355

Total Other Assets	1,046,848,190	723,474,419	85,133,943	497,538

TOTAL ASSETS	$1,130,602,051	$837,570,889	$123,757,981	$4,889,997

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$10,158,787	$16,283,000	$—
Accounts payable	127,015	5,794,828	5,973,000	—
Intercompany payable	1,436,803,318	995,335	144,398,309	—
Accrued liabilities	6,539,404	35,920,953	13,029,000	—
Accrued income taxes	22,139,428	—	51,528	(197)
Deferred security revenues	—	35,114,396	9,447,000	—
Deferred tax liabilities	1,249,805	—	—	—
Other	10,000,000	—	96,000	—
Liabilities of discontinued operations	—	428,175	—	—

Total Current Liabilities	1,476,858,970	88,412,474	189,277,837	(197)

LONG-TERM LIABILITIES:
Long-term debt, net	—	547,798,406	37,362,000	—
Deferred income taxes and investment tax credits	123,300,825	—	1,006,000	—
Deferred customer acquisition revenues	—	31,662,365	—	—
Minority interests	—	—	—	—
Other	3,012,011	1,551,075	2,847,000	—

Total Long-Term Liabilities	126,312,836	581,011,846	41,215,000	—

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Common stock, par value $1 per share	731,971	1,277,967	—	1,000
Paid-in capital	124,152,074	1,382,023,558	156,643,000	6,775,274
Retained earnings (accumulated deficit)	(594,937,107)	(1,165,596,391)	(260,854,856)	(1,886,080)
Investment in parent	—	(14,949,579)	—	—
Treasury stock	—	(34,608,986)	—	—
Accumulated other comprehensive loss, net	(2,516,693)	—	(2,523,000)	—

Total Shareholders’ Equity	(472,569,755)	168,146,569	(106,734,856)	4,890,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,130,602,051	$837,570,889	$123,757,981	$4,889,997

WESTAR INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Westar Financial Services, Inc.	Westar Leasing, Inc.	Wing Turkey, Inc.	Wing International, Ltd.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,348	$—	$—	$—
Restricted cash	—	—	—	—
Accounts receivable, net	50,187,748	—	—	6,307,777
Inventories and supplies	—	—	—	—
Deferred tax assets	—	—	—	—
Related party tax receivable	—	—	—	—
Prepaid expenses and other	—	—	—	245,671
Assets of discontinued operations	—	—	—	—

Total Current Assets	50,193,096	—	—	6,553,448

PROPERTY, PLANT, AND EQUIPMENT, NET	—	—	—	—

OTHER ASSETS:
Restricted cash	—	—	—	—
Investment in ONEOK	—	—	—	—
Customer accounts, net	—	—	—	—
Goodwill, net	—	—	—	—
Deferred customer acquisition costs	—	—	—	—
Deferred tax assets	—	2,128	12,169,011	—
Other	—	—	1,957,313	—

Total Other Assets	—	2,128	14,126,324	—

TOTAL ASSETS	$50,193,096	$2,128	$14,126,324	$6,553,448

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—	$810,043
Accounts payable	—	—	—	—
Intercompany payable	—	694,926	4,903,556	—
Accrued liabilities	—	(2)	—	178,784
Accrued income taxes	(986)	(15,739)	—	—
Deferred security revenues	—	—	—	—
Deferred tax liabilities	1,096,778	—	—	—
Other	—	—	—	—
Liabilities of discontinued operations	—	—	—	—

Total Current Liabilities	1,095,792	679,185	4,903,556	988,827

LONG-TERM LIABILITIES:
Long-term debt, net	—	—	—	3,543,574
Deferred income taxes and investment tax credits	7,081	—	—	—
Deferred customer acquisition revenues	—	—	—	—
Minority interests	—	—	—	—
Other	—	—	—	—

Total Long-Term Liabilities	7,081	—	—	3,543,574

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Common stock, par value $1 per share	1,000	1,000	14	—
Paid-in capital	38,249,745	—	9,579,088	1,000
Retained earnings (accumulated deficit)	10,839,478	(678,057)	(356,334)	2,020,047
Investment in parent	—	—	—	—
Treasury stock	—	—	—	—
Accumulated other comprehensive loss, net	—	—	—	—

Total Shareholders’ Equity	49,090,223	(677,057)	9,222,768	2,021,047

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$50,193,096	$2,128	$14,126,324	$6,553,448

WESTAR INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Western Resources (Bermuda) Ltd.	The Wing Group, Limited Co.	Consolidating Entries	Westar Industries, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,498	$—	$—	$89,095,484
Restricted cash	—	—	—	2,615,521
Accounts receivable, net	22,871,780	—	(90,314,617)	39,993,808
Inventories and supplies	—	—	—	8,854,115
Deferred tax assets	—	—	(2,346,583)	8,500,861
Related party tax receivable	—	—	(20,744,996)	—
Prepaid expenses and other	185,334	—	(956,250)	14,691,646
Assets of discontinued operations	—	—	—	1,117,636

Total Current Assets	23,077,612	—	(114,362,446)	164,869,071

PROPERTY, PLANT, AND EQUIPMENT, NET	—	—	—	41,459,467

OTHER ASSETS:
Restricted cash	—	—	—	3,400,000
Investment in ONEOK	—	—	—	703,314,680
Customer accounts, net	—	—	—	378,856,560
Goodwill, net	—	—	—	41,846,847
Deferred customer acquisition costs	—	—	—	75,403,410
Deferred tax assets	—	5,596,342	(124,313,905)	180,424,061
Other	—	63,735	(353,373,775)	14,809,381

Total Other Assets	—	5,660,077	(477,687,680)	1,398,054,939

TOTAL ASSETS	$23,077,612	$5,660,077	$(592,050,126)	$1,604,383,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—	$27,251,830
Accounts payable	—	—	—	11,894,843
Intercompany payable	—	86,627	(104,267,699)	1,483,614,372
Accrued liabilities	310,000	—	(3,383,389)	52,594,750
Accrued income taxes	—	—	(107,723)	22,066,311
Deferred security revenues	—	—	—	44,561,396
Deferred tax liabilities	—	—	(2,346,583)	—
Other	—	—	1,196,732	11,292,732
Liabilities of discontinued operations	—	—	—	428,175

Total Current Liabilities	310,000	86,627	(108,908,662)	1,653,704,409

LONG-TERM LIABILITIES:
Long-term debt, net	—	—	(247,593,784)	341,110,196
Deferred income taxes and investment tax credits	—	—	(124,313,906)	—
Deferred customer acquisition revenues	—	—	—	31,662,365
Minority interests	—	—	58,013,665	58,013,665
Other	—	—	—	7,410,086

Total Long-Term Liabilities	—	—	(313,894,025)	438,196,312

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Common stock, par value $1 per share	—	—	(1,280,991)	731,961
Paid-in capital	14,555,682	42,944,807	(1,650,770,054)	124,154,174
Retained earnings (accumulated deficit)	8,211,930	(37,371,357)	1,445,671,620	(594,937,107)
Investment in parent	—	—	—	(14,949,579)
Treasury stock	—	—	34,608,986	—
Accumulated other comprehensive loss, net	—	—	2,523,000	(2,516,693)

Total Shareholders’ Equity	22,767,612	5,573,450	(169,247,439)	(487,517,244)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,077,612	$5,660,077	$(592,050,126)	$1,604,383,477

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Westar Industries, Inc.	Protection One, Inc. Consolidated	Protection One International, Inc.	Westar Limited Partners, Inc.	Westar Financial Services, Inc.
SALES:
Monitoring and related services	$—	$270,854,036	$55,600,000	$—	$—
Other	—	19,725,875	816,000	—	—

Total Sales	—	290,579,911	56,416,000	—	—

COST OF SALES:
Monitoring and related services	—	78,635,455	15,813,000	—	—
Other	—	34,522,588	(823,000)	—	—

Total Cost of Sales	—	113,158,043	14,990,000	—	—

GROSS PROFIT	—	177,421,868	41,426,000	—	—

OPERATING EXPENSES:
Operations and maintenance	114,363	—	—	2,500	2,500
Depreciation and amortization	—	82,440,365	15,671,000	—	—
Selling, general and administrative	3,361,797	112,985,294	32,019,000	186	823
Loss on impairment of customer accounts	—	338,104,000	—	—	—
Loss on impairment of goodwill	—	103,937,170	36,050,000	—	—

Total Operating Expenses	3,476,160	637,466,829	83,740,000	2,686	3,323

INCOME (LOSS) FROM OPERATIONS	(3,476,160)	(460,044,961)	(42,314,000)	(2,686)	(3,323)

OTHER INCOME (EXPENSE):
Investment earnings	(806,076,865)	—	—	—	467
Gain on extinguishment of debt	495,529	19,337,014	—	—	—
Minority interests	—	—	305,696	—	—
Other	5,738,947	604,307	639,000	(107,066)	—

Total Other Income (Expense)	(799,842,389)	19,941,321	944,696	(107,066)	467

INTEREST EXPENSE:
Interest expense on long-term debt	—	43,024,666	4,603,000	—	—
Interest expense on short- term debt and other	5,707,713	—	3,081	—	481

Total Interest Expense	5,707,713	43,024,666	4,606,081	—	481

EARNINGS (LOSS) BEFORE INCOME TAXES	(809,026,262)	(483,128,306)	(45,975,385)	(109,752)	(3,337)

Income tax expense (benefit)	2,257,791	(148,852,372)	(4,461,947)	(30,425)	(88,232)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	(811,284,053)	(334,275,934)	(41,513,438)	(79,327)	84,895

Discontinued operations, net of tax	—	(2,966,912)	—	—	—

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	(541,329,705)	(80,104,000)	—	—
Discontinued operations	—	(2,283,000)	—	—	—

Total cumulative effects of accounting changes, net of tax	—	(543,612,705)	(80,104,000)	—	—

NET INCOME (LOSS)	$(811,284,053)	$(880,855,551)	$(121,617,438)	$(79,327)	$84,895

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Westar Communications, Inc.	Westar Leasing, Inc.	Westar Aviation, Inc.	Wing Turkey, Inc.	Wing International, Ltd.
SALES:
Monitoring and related services	$—	$—	$—	$—	$—
Other	252,137	—	—	—	—

Total Sales	252,137	—	—	—	—

COST OF SALES:
Monitoring and related services	—	—	—	—	—
Other	45,482	—	—	—	—

Total Cost of Sales	45,482	—	—	—	—

GROSS PROFIT	206,655	—	—	—	—

OPERATING EXPENSES:
Operations and maintenance	12,939	—	22,910	—	—
Depreciation and amortization	10,264	—	48,005	—	—
Selling, general and administrative	174,357	418,057	1,693,355	2,031	332,707
Loss on impairment of customer accounts	—	—	—	—	—
Loss on impairment of goodwill	—	—	—	—	—

Total Operating Expenses	197,560	418,057	1,764,270	2,031	332,707

INCOME (LOSS) FROM OPERATIONS	9,095	(418,057)	(1,764,270)	(2,031)	(332,707)

OTHER INCOME (EXPENSE):
Investment earnings	—	—	—	2,333,025	2,906,768
Gain on extinguishment of debt	—	—	—	—	—
Minority interests	—	—	—	—	—
Other	—	(225,936)	—	—	—

Total Other Income (Expense)	—	(225,936)	—	2,333,025	2,906,768

INTEREST EXPENSE:
Interest expense on long-term debt	—	—	—	—	—
Interest expense on short-term debt and other	—	—	—	—	217,470

Total Interest Expense	—	—	—	—	217,470

EARNINGS (LOSS) BEFORE INCOME TAXES	9,095	(643,993)	(1,764,270)	2,330,994	2,356,591
Income tax expense (benefit)	6,632	(256,164)	(764,669)	815,848	—

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	2,463	(387,829)	(999,601)	1,515,146	2,356,591

Discontinued operations, net of tax	—	—	—	—	—

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	—	—	—	—
Discontinued operations	—	—	—	—	—

Total cumulative effects of accounting changes, net of tax	—	—	—	—	—

NET INCOME (LOSS)	$2,463	$(387,829)	$(999,601)	$1,515,146	$2,356,591

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Western Resources (Bermuda) Ltd.	The Wing Group, Limited Co.	Consolidating Entries	Westar Industries, Inc. Consolidated
SALES:
Monitoring and related services	$—	$—	$—	$326,454,036
Other	—	—	—	20,794,012

Total Sales	—	—	—	347,248,048

COST OF SALES:
Monitoring and related services	—	—	—	94,448,455
Other	—	—	—	33,745,070

Total Cost of Sales	—	—	—	128,193,525

GROSS PROFIT	—	—	—	219,054,523

OPERATING EXPENSES:
Operations and maintenance	—	—	2,808	158,020
Depreciation and amortization	—	—	—	98,169,634
Selling, general and administrative	71,551	(25,703)	(3,957,331)	147,076,124
Loss on impairment of customer accounts	—	—	—	338,104,000
Loss on impairment of goodwill	—	—	—	139,987,170

Total Operating Expenses	71,551	(25,703)	(3,954,523)	723,494,948

INCOME (LOSS) FROM OPERATIONS	(71,551)	25,703	3,954,523	(504,440,425)

OTHER INCOME (EXPENSE):
Investment earnings	19,787,321	23,566	857,276,304	76,250,586
Gain on extinguishment of debt	—	—	—	19,832,543
Minority interests	—	—	110,778,079	111,083,775
Other	815,748	—	(6,108,690)	1,356,310

Total Other Income (Expense)	20,603,069	23,566	961,945,693	208,523,214

INTEREST EXPENSE:
Interest expense on long-term debt	—	—	(14,838,385)	32,789,281
Interest expense on short-term debt and other	—	—	1,321,493	7,250,238

Total Interest Expense	—	—	(13,516,892)	40,039,519

EARNINGS (LOSS) BEFORE INCOME TAXES	20,531,518	49,269	979,417,108	(335,956,730)
Income tax expense (benefit)	—	17,244	—	(151,356,294)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	20,531,518	32,025	979,417,108	(184,600,436)

Discontinued operations, net of tax	—	—	—	(2,966,912)

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	—	—	(621,433,705)
Discontinued operations	—	—	—	(2,283,000)

Total cumulative effects of accounting changes, net of tax	—	—	—	(623,716,705)

NET INCOME (LOSS)	$20,531,518	$32,025	$979,417,108	$(811,284,053)

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Westar Industries, Inc.	Protection One, Inc. Consolidated	Protection One International, Inc.	Westar Limited Partners, Inc.
BALANCE AT BEGINNING OF PERIOD	$242,611,471	$(284,740,840)	$(16,939,673)	$(1,806,753)

ADD:
Net income (loss)	(811,284,053)	(880,855,551)	(121,617,438)	(79,327)
Other	(26,264,525)	—	(122,297,745)	—

Total	(837,548,578)	(880,855,551)	(243,915,183)	(79,327)

DEDUCT:
Preferred stock dividends	—	—	—	—
Common stock dividends	—	—	—	—

Total	—	—	—	—

BALANCE AT END OF PERIOD	$(594,937,107)	$(1,165,596,391)	$(260,854,856)	$(1,886,080)

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Westar Financial Services, Inc.	Westar Communications, Inc.	Westar Leasing, Inc.	Westar Aviation, Inc.	Wing Turkey, Inc.
BALANCE AT BEGINNING OF PERIOD	$10,754,583	$(66,289)	$(230,903)	$(9,669,946)	$(1,871,480)

ADD:
Net income (loss)	84,895	2,463	(387,829)	(999,601)	1,515,146
Other	—	63,826	(59,325)	10,669,547	—

Total	84,895	66,289	(447,154)	9,669,946	1,515,146

DEDUCT:
Preferred stock dividends	—	—	—	—	—
Common stock dividends	—	—	—	—	—

Total	—	—	—	—	—

BALANCE AT END OF PERIOD	$10,839,478	$—	$(678,057)	$—	$(356,334)

WESTAR INDUSTRIES, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Wing International, Ltd.	Western Resources (Bermuda) Ltd.	The Wing Group, Limited Co.	Consolidating Entries	Westar Industries, Inc. Consolidated
BALANCE AT BEGINNING OF PERIOD	$(336,544)	$(12,319,588)	$(37,403,382)	$354,630,815	$242,611,471

ADD:
Net income (loss)	2,356,591	20,531,518	32,025	979,417,108	(811,284,053)
Other	—	—	—	111,623,697	(26,264,525)

Total	2,356,591	20,531,518	32,025	1,091,040,805	(837,548,578)

DEDUCT:
Preferred stock dividends	—	—	—	—	—
Common stock dividends	—	—	—	—	—

Total	—	—	—	—	—

BALANCE AT END OF PERIOD	$2,020,047	$8,211,930	$(37,371,357)	$1,445,671,620	$(594,937,107)

PROTECTION ONE, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Protection One, Inc.	AV One, Inc.	Protection One Alarm Monitoring, Inc.
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$(1,786)	$766,470
Restricted cash	—	—	2,615,521
Accounts receivable, net	(213,601,400)	(1,935,995)	291,186,401
Inventories and supplies	—	—	4,321,609
Deferred tax assets	428,896	—	6,333,493
Related party tax receivable	—	—	20,744,996
Prepaid expenses and other	372,143	—	8,487,767
Assets of discontinued operations	—	—	—

Total Current Assets	(212,800,361)	(1,937,781)	334,456,257

PROPERTY, PLANT, AND EQUIPMENT, NET	1,392	1,368,142	34,709,761

OTHER ASSETS:
Customer accounts, net	—	—	296,065,569
Goodwill, net	—	—	—
Deferred tax assets	1,616,995	—	284,151,822
Deferred customer acquisition costs	—	—	46,372,613
Other	380,127,711	—	56,943,136

Total Other Assets	381,744,706	—	683,533,140

TOTAL ASSETS	$168,945,737	$(569,639)	$1,052,699,158

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities on long-term debt	$—	$—	$10,158,787
Accounts payable	—	74,920	4,608,554
Accrued liabilities	1,344,570	(70,490)	32,294,206
Due to related parties	(545,402)	—	1,540,737
Deferred security revenues	—	—	34,828,865
Liabilities of discontinued operations	—	—	—

Total Current Liabilities	799,168	4,430	83,431,149

LONG-TERM LIABILITIES:
Long-term debt, net	—	—	547,798,406
Deferred income taxes and investment tax credits	—	(78,518)	—
Deferred customer acquisition revenues	—	—	24,314,919
Other	—	—	129,184

Total Long-Term Liabilities	—	(78,518)	572,242,509

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Common stock, par value $0.01 per share	1,277,967	1,000	1,522
Paid-in capital	1,382,023,558	11,633,733	1,543,545,439
Retained earnings (accumulated deficit)	(1,165,596,391)	(12,130,284)	(1,146,521,461)
Investment in parent	(14,949,579)	—	—
Treasury stock	(34,608,986)	—	—

Total Shareholders’ Equity	168,146,569	(495,551)	397,025,500

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$168,945,737	$(569,639)	$1,052,699,158

PROTECTION ONE, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2002

	Network Multi- Family Security Corporation	Consolidating Entries	Protection One, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$779,949	$—	$1,544,633
Restricted cash	—	—	2,615,521
Accounts receivable, net	(49,620,877)	55,980	26,084,109
Inventories and supplies	2,891,506	—	7,213,115
Deferred tax assets	1,493,739	—	8,256,128
Related party tax receivable	—	—	20,744,996
Prepaid expenses and other	366,566	(460,544)	8,765,932
Assets of discontinued operations	—	1,117,636	1,117,636

Total Current Assets	(44,089,117)	713,072	76,342,070

PROPERTY, PLANT, AND EQUIPMENT, NET	1,675,105	—	37,754,400

OTHER ASSETS:
Customer accounts, net	16,717,991	—	312,783,560
Goodwill, net	41,846,847	—	41,846,847
Deferred tax assets	796,967	78,518	286,644,302
Deferred customer acquisition costs	29,030,797	—	75,403,410
Other	—	(430,274,547)	6,796,300

Total Other Assets	88,392,602	(430,196,029)	723,474,419

TOTAL ASSETS	$45,978,590	$(429,482,957)	$837,570,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities on long-term debt	$—	$—	$10,158,787
Accounts payable	1,111,354	—	5,794,828
Accrued liabilities	2,352,667	—	35,920,953
Due to related parties	—	—	995,335
Deferred security revenues	285,531	—	35,114,396
Liabilities of discontinued operations	—	428,175	428,175

Total Current Liabilities	3,749,552	428,175	88,412,474

LONG-TERM LIABILITIES:
Long-term debt, net	—	—	547,798,406
Deferred income taxes and investment tax credits	—	78,518	—
Deferred customer acquisition revenues	7,347,446	—	31,662,365
Other	1,421,891	—	1,551,075

Total Long-Term Liabilities	8,769,337	78,518	581,011,846

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY:
Common stock, par value $0.01 per share	1,000	(3,522)	1,277,967
Paid-in capital	173,181,469	(1,728,360,641)	1,382,023,558
Retained earnings (accumulated deficit)	(139,722,768)	1,298,374,513	(1,165,596,391)
Investment in parent	—	—	(14,949,579)
Treasury stock	—	—	(34,608,986)

Total Shareholders’ Equity	33,459,701	(429,989,650)	168,146,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$45,978,590	$(429,482,957)	$837,570,889

PROTECTION ONE, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Protection One Inc.	AV One, Inc.	Protection One Alarm Monitoring, Inc.
SALES:
Monitoring and related services	$—	$—	$234,029,917
Other	—	—	18,474,404

Total Sales	—	—	252,504,321

COST OF SALES:
Monitoring and related services	—	—	70,325,660
Other	—	—	28,347,111

Total Cost of Sales	—	—	98,672,771

GROSS PROFIT	—	—	153,831,550

OPERATING EXPENSES:
Selling, general and administrative	(2,955,937)	2,238,163	100,209,691
Depreciation and amortization	1,127	—	77,171,629
Loss on impairment of customer accounts	—	—	338,104,000
Loss on impairment of goodwill	—	—	103,937,170

Total Operating Expenses	(2,954,810)	2,238,163	619,422,490

INCOME (LOSS) FROM OPERATIONS	2,954,810	(2,238,163)	(465,590,940)

OTHER INCOME (EXPENSE):
Gain on extinguishment of debt	—	—	19,337,014
Other income (expense)	(883,523,910)	—	(105,824,937)

Total Other Income (Expense)	(883,523,910)	—	(86,487,923)

INTEREST EXPENSE:
Interest expense on long-term debt	(1,042,879)	—	29,312,779
Related party interest expense, net	—	—	9,459,655

Total Interest Expense	(1,042,879)	—	38,772,434

EARNINGS (LOSS) BEFORE INCOME TAXES	(879,526,221)	(2,238,163)	(590,851,297)
Income tax expense (benefit)	1,329,330	(777,426)	(151,478,619)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	(880,855,551)	(1,460,737)	(439,372,678)

Discontinued operations, net of tax	—	—	482,356

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	—	—	(444,377,705)
Discontinued operations	—	—	—

Total cumulative effects of accounting changes, net of tax	—	—	(444,377,705)

NET INCOME (LOSS)	$(880,855,551)	$(1,460,737)	$(883,268,027)

PROTECTION ONE, INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2002

	Network Multi-Family Security Corporation	Consolidating Entries	Protection One, Inc. Consolidated
SALES:
Monitoring and related services	$36,824,119	$—	$270,854,036
Other	1,251,471	—	19,725,875

Total Sales	38,075,590	—	290,579,911

COST OF SALES:
Monitoring and related services	8,309,795	—	78,635,455
Other	6,175,477	—	34,522,588

Total Cost of Sales	14,485,272	—	113,158,043

GROSS PROFIT	23,590,318	—	177,421,868

OPERATING EXPENSES:
Selling, general and administrative	13,493,377	—	112,985,294
Depreciation and amortization	5,267,609	—	82,440,365
Loss on impairment of customer accounts	—	—	338,104,000
Loss on impairment of goodwill	—	—	103,937,170

Total Operating Expenses	18,760,986	—	637,466,829

INCOME (LOSS) FROM OPERATIONS	4,829,332	—	(460,044,961)

OTHER INCOME (EXPENSE):
Gain on extinguishment of debt	—	—	19,337,014
Other income (expense)	—	989,953,154	604,307

Total Other Income (Expense)	—	989,953,154	19,941,321

INTEREST EXPENSE:
Interest expense on long-term debt	—	2,245	28,272,145
Related party interest expense, net	5,292,866	—	14,752,521

Total Interest Expense	5,292,866	2,245	43,024,666

EARNINGS (LOSS) BEFORE INCOME TAXES	(463,534)	989,950,909	(483,128,306)

Income tax expense (benefit)	2,074,343	—	(148,852,372)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	(2,537,877)	989,950,909	(334,275,934)

Discontinued operations, net of tax	—	(3,449,268)	(2,966,912)

Cumulative effects of accounting changes, net of tax:
Continuing operations, net of tax	(96,952,000)	—	(541,329,705)
Discontinued operations	—	(2,283,000)	(2,283,000)

Total cumulative effects of accounting changes, net of tax	(96,952,000)	(2,283,000)	(543,612,705)

NET INCOME (LOSS)	$(99,489,877)	$984,218,641	$(880,855,551)

PROTECTION ONE, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Protection One, Inc.	AV One, Inc.	Protection One Alarm Monitoring, Inc.
BALANCE AT BEGINNING OF PERIOD	$(284,740,840)	$—	$(263,253,434)

ADD:
Net income (loss)	(880,855,551)	(1,460,737)	(883,268,027)
Other	—	(10,669,547)	—

Total	(880,855,551)	(12,130,284)	(883,268,027)

DEDUCT:
Preferred stock dividends	—	—	—
Common stock dividends	—	—	—

Total	—	—	—

BALANCE AT END OF PERIOD	$(1,165,596,391)	$(12,130,284)	$(1,146,521,461)

PROTECTION ONE, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

December 31, 2002

	Network Multi-Family Security Corporation	Consolidating Entries	Protection One, Inc. Consolidated
BALANCE AT BEGINNING OF PERIOD	$(40,232,891)	$303,486,325	$(284,740,840)

ADD:
Net income (loss)	(99,489,877)	984,218,641	(880,855,551)
Other	—	10,669,547	—

Total	(99,489,877)	994,888,188	(880,855,551)

DEDUCT:
Preferred stock dividends	—	—	—
Common stock dividends	—	—	—

Total	—	—	—

BALANCE AT END OF PERIOD	$(139,722,768)	$1,298,374,513	$(1,165,596,391)

WESTAR ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. DESCRIPTION OF BUSINESS

Westar Energy, Inc., a Kansas corporation incorporated in 1924, operates the largest electric utility in Kansas and owns interests in monitored security businesses and other investments. Unless the context otherwise indicates, all references in this filing to “the company,” “we,” “us,” “our” or similar words are to Westar Energy, Inc. and its consolidated subsidiaries. The term “Westar Energy” refers to Westar Energy, Inc. alone and not together with its consolidated subsidiaries. We provide electric generation, transmission and distribution services to approximately 647,000 customers in Kansas. We also provide monitored security services to over 1.1 million customers in the United States and Europe. ONEOK, Inc. (ONEOK), in which we owned an approximate 45% interest at December 31, 2002, (reduced to an approximate 27.5% interest at March 14, 2003) provides natural gas transmission and distribution services to approximately 1.9 million customers in Kansas, Oklahoma and Texas. Our corporate headquarters are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

Westar Energy and Kansas Gas and Electric Company (KGE), a wholly owned subsidiary, provide rate regulated electric service. KGE owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek Generating Station (Wolf Creek) our nuclear powered generating facility.

Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owns our interests in Protection One Inc. (Protection One), Protection One Europe, ONEOK and our other non-utility businesses. Protection One, a publicly traded, approximately 88%-owned subsidiary, and Protection One Europe provide monitored security services. Protection One Europe refers collectively to Protection One International, Inc., a wholly owned subsidiary of Westar Industries, and its subsidiaries, including a French subsidiary in which it owns an approximate 99.8% interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Our consolidated financial statements include all operating divisions and majority owned subsidiaries for which we maintain controlling interests. Common stock investments that are not majority owned are accounted for using the equity method when our investment allows us the ability to exert significant influence. Undivided interests in jointly-owned generation facilities are consolidated on a pro rata basis. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Management’s Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an on-going basis, including those related to bad debts, inventories, depreciation, revenue recognition, investments, customer accounts, goodwill, intangible assets, income taxes, pensions and other post retirement and post-employment benefits, decommissioning of Wolf Creek, environmental issues, contingencies and litigation. Actual results may differ from those estimates under different assumptions or conditions.

Regulatory Accounting

We currently apply accounting standards for our regulated utility operations that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards (SFAS) No. 71,

“Accounting for the Effects of Certain Types of Regulation,” and, accordingly, have recorded regulatory assets and liabilities when required by a regulatory order or based on regulatory precedent.

Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers for previous collections for costs that are not likely to be incurred in the future. We have recorded these regulatory assets and liabilities in accordance with SFAS No. 71. If we were required to terminate application of SFAS No. 71 for all of our regulated operations, we would have to record the amounts of all regulatory assets and liabilities in our consolidated statements of income at that time. Our earnings would be reduced by the net amount calculated from the table below, net of applicable income taxes. Regulatory assets and liabilities reflected in our consolidated balance sheets are as follows:

	As of December 31,
	2002	2001
	(In Thousands)
Recoverable income taxes	$198,866	$221,373
Debt issuance costs	75,838	58,054
Deferred employee benefit costs	25,555	32,687
Deferred plant costs	29,037	29,499
2002 ice storm costs	14,963	—
Other regulatory assets	16,088	16,412

Total regulatory assets	$360,347	$358,025

Total regulatory liabilities	$8,445	$6,037

•	Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits that have been previously flowed through to customers and are expected to be recovered in the future as the accelerated tax benefits reverse. This item will be recovered over the life of the utility plant.

•	Debt issuance costs: Debt reacquisition expenses are amortized over the remaining term of the reacquired debt or, if refinanced, the term of the new debt. Debt issuance costs are amortized and will be recovered over the term of the associated debt.

•	Deferred employee benefit costs: Deferred employee benefit costs represent post-retirement and post-employment expenses in excess of amounts paid that are to be recovered over a period of five years as authorized by the Kansas Corporation Commission (KCC).

•	Deferred plant costs: Deferred plant costs relate to the Wolf Creek nuclear generating facility. For further information, see “— Depreciation,” discussed below.

•	2002 ice storm costs: Restoration costs associated with an ice storm that occurred in January 2002. See Note 30 for additional information regarding the ice storm.

A return is allowed on coal contract settlement costs (included in “Other regulatory assets” in the table above) and on the 2002 ice storm costs.

Cash and Cash Equivalents

We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash consists of cash irrevocably deposited in trust for debt repayments, cash collateralizing Protection One’s workers’ compensation obligations, a prepaid capacity and transmission agreement, letters of credit, surety bonds and escrow arrangements as required by certain letters of credit, and various other deposits.

Inventories and Supplies

Inventories and supplies for our utility business are stated at average cost. Inventories for our monitored services segment, comprised of alarm systems and parts, are stated at the lower of average cost or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering and supervision, and an allowance for funds used during construction (AFUDC). AFUDC represents the cost of borrowed funds used to finance construction projects. The AFUDC rate was 5.95% in 2002, 9.01% in 2001 and 7.39% in 2000. The cost of additions to utility plant and replacement units of property is capitalized. Interest capitalized into construction in progress was $2.2 million in 2002, $8.7 million in 2001 and $9.4 million in 2000.

Maintenance costs and replacement of minor items of property are charged to expense as incurred. Incremental costs incurred during scheduled Wolf Creek refueling and maintenance outages are deferred and amortized monthly over the unit’s operating cycle, normally about 18 months. For utility plant, when units of depreciable property are retired, the original cost and removal cost, less salvage value, are charged to accumulated depreciation.

Depreciation

Utility plant is depreciated on the straight-line method at the lesser of rates set by the KCC or rates based on the estimated remaining useful lives of the assets, which are based on an average annual composite basis using group rates that approximated 2.66% during 2002, 3.03% during 2001 and 2.99% during 2000.

In its rate order of July 25, 2001, the KCC extended the estimated service life for certain of our generating assets, including Wolf Creek and the LaCygne 2 generating station, for regulatory rate making purposes. The estimated retirement date for Wolf Creek was extended from 2025 to 2045, although our operating license for Wolf Creek expires in 2025, and the estimated retirement date for LaCygne 2 was extended to 2032, although the term of our lease for LaCygne 2 expires in 2016. On April 1, 2002, we adopted the new depreciation rates as prescribed in the KCC order. We continue to depreciate Wolf Creek over the term of our operating license, and we continue to depreciate LaCygne 2 over the term of our lease. We have created a regulatory asset, included under “Deferred plant costs” in the above table, for the amount that our depreciation expense exceeds our regulatory depreciation expense.

On an annual basis, our depreciation expense will be reduced by approximately $30.0 million as a result of these extensions. If our generating license for Wolf Creek is not renewed or the term of our lease for LaCygne 2 is not extended, we will need to seek relief from the KCC to recover the remaining cost of these assets.

Non-utility property, plant and equipment is depreciated over the estimated useful lives of the related assets. We periodically evaluate our depreciation rates considering the past and expected future experience in the operation of our facilities.

Depreciable lives of property, plant and equipment are as follows:

Years
Utility:
Fossil fuel generating facilities	6 to 68
Nuclear fuel generating facility	42 to 65
Transmission facilities	28 to 67
Distribution facilities	19 to 57
Other	5 to 55
Non-utility:
Buildings	40
Installed systems	10
Furniture, fixtures and equipment	5 to 10
Leasehold improvements	5 to 10
Vehicles	5
Data processing and telecommunications	1 to 7

Nuclear Fuel

Our share of the cost of nuclear fuel in process of refinement, conversion, enrichment and fabrication is recorded as an asset in property, plant and equipment on our consolidated balance sheets at original cost and is amortized to cost of sales based upon the quantity of heat produced (MMBtu) for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor was $25.2 million at December 31, 2002 and $35.6 million at December 31, 2001. Spent fuel charged to cost of sales was $17.8 million in 2002, $22.1 million in 2001 and $19.6 million in 2000.

Customer Accounts

Customer accounts are stated at cost and are amortized over the estimated customer life. The cost includes amounts paid to dealers and the estimated fair value of accounts acquired in business acquisitions. Internal costs incurred in support of acquiring customer accounts are expensed as incurred.

Protection One’s and Protection One Europe’s amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

Pool	Method
North America:
Acquired Westinghouse customers	Eight-year 120% declining balance
Other customers	Ten-year 135% declining balance
Europe	Ten-year 125% declining balance
Multifamily	Nine-year straight-line

In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” long-lived assets held and used by Protection One and Protection One Europe are evaluated for recoverability on a periodic basis or as circumstances warrant. An impairment would be recognized when the undiscounted expected future operating cash flows by customer pool derived from customer accounts is less than the carrying value of capitalized customer accounts and related goodwill. See Note 23 for information regarding SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” which replaces SFAS No. 121 as of January 1, 2002.

Due to the customer attrition experienced in 2002, 2001 and 2000, the decline in market value of Protection One’s publicly traded equity and debt securities and recurring losses, Protection One and Protection One Europe performed impairment tests on their customer account assets and goodwill in 2002, 2001 and 2000. These tests indicated that future estimated undiscounted cash flows exceeded the sum of the recorded balances for customer accounts and goodwill. See Note 23 for a discussion of the impairment recorded on these assets during 2002 pursuant to the adoption of new accounting principles.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired by Protection One and Protection One Europe. Protection One and Protection One Europe changed their estimated goodwill life from 40 years to 20 years as of January 1, 2000. For 2001 and 2000, remaining goodwill, net of accumulated amortization, was amortized over its remaining useful life based on a 20-year life.

For 2001 and 2000, the carrying value of goodwill was included in the evaluations of recoverability of customer accounts. No reduction in the carrying value was necessary at December 31, 2001 or 2000.

Effective as of January 1, 2002, we adopted SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets” and no longer amortize goodwill. We are subject to the annual goodwill impairment test. See Note 23 for information regarding the effect of adopting SFAS No. 142.

Cash Surrender Value of Life Insurance

The following amounts related to corporate-owned life insurance policies (COLI) are recorded in other long-term assets on our consolidated balance sheets at December 31:

	2002	2001
	(In Millions)
Cash surrender value of policies (a)	$824.0	$772.8
Borrowings against policies	(776.3)	(723.6)

COLI, net	$47.7	$49.2

(a) Cash surrender value of policies as presented represents the value of the policies as of the end of the respective policy years and not as of December 31, 2002 and 2001.

Income is recorded for increases in cash surrender value and net death proceeds. Interest incurred on amounts borrowed is offset against policy income. Income recognized from death proceeds is highly variable from period to period. Death benefits recognized as other income approximated $3.6 million in 2002, $2.7 million in 2001 and $0.8 million in 2000.

Minority Interests

Minority interests represent the minority shareholders’ proportionate share of the shareholders’ equity and net losses of Protection One and Protection One Europe.

Revenue Recognition

Energy Sales

Energy sales are recognized as delivered and include an estimate for energy delivered but unbilled at the end of each year. Power marketing activities are accounted for under the mark-to-market method of accounting. Under this method, changes in the portfolio value are recognized as gains or losses in the period of change. The net mark-to-market change is included in energy sales in our consolidated statements of income. The resulting unrealized gains and losses are recorded as energy trading assets and liabilities on our consolidated balance sheets.

We primarily use quoted market prices to value our power marketing and energy trading contracts. When market prices are not readily available or determinable, we use alternative approaches, such as model pricing. The market prices used to value these transactions reflect our best estimate of fair values considering various factors, including closing exchange and over-the-counter quotations, time value and volatility factors underlying the commitments. Results actually achieved from these activities could vary materially from intended results and could unfavorably affect our financial results.

Monitored Services Revenues

Monitored services revenues are recognized when security services are provided. System installation revenues, sales revenues on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts. For commercial customers, revenue recognition is dependent upon each specific customer contract. In instances when the company passes title to a system unaccompanied by a service agreement or the company passes title at a price that it believes is unaffected by an accompanying but undelivered service, the company recognizes revenues and costs in the period incurred. In cases where the company retains title to the system or it prices the system lower than it otherwise would because of an accompanying service agreement, the company defers and amortizes revenues and direct costs.

Deferred system and upgrade installation revenues are recognized over the expected life of the customer utilizing an accelerated method for residential and commercial customers and a straight-line method for Protection One’s Multifamily customers. Deferred costs in excess of deferred revenue are recognized over the initial contract term, utilizing a straight-line method, typically two to three years for residential systems, five years for commercial systems and five to ten years for Multifamily systems. To the extent deferred costs are less than deferred revenues, such costs are recognized over the estimated life of the customer relationship.

Deferred revenues also result from customers who are billed for monitoring and extended service protection in advance of the period in which such services are provided, on a monthly, quarterly or annual basis. Revenues from monitoring activities are recognized in the period such services are provided.

Income Taxes

Our consolidated financial statements use the liability method to reflect income taxes. Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. We amortize deferred investment tax credits over the lives of the related properties.

Foreign Currency Translation

The assets and liabilities of our foreign operations are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates.

Cumulative Effects of Accounting Changes

Accounting for Goodwill

Effective January 1, 2002, we adopted SFAS No. 142. See Note 23 for the cumulative effect of this adoption.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138 (collectively, SFAS No. 133). We use derivative instruments (primarily swaps, options and futures) to manage interest rate exposure and the commodity price risk inherent in some of our fossil fuel and electricity purchases and sales. Under SFAS No. 133, all derivative instruments, including our energy trading contracts, are recorded on our consolidated balance sheets as either an asset or liability measured at fair value. Changes in a derivative’s fair value must be recognized currently in earnings unless specific hedge accounting criteria are met, in which case changes are reflected in other comprehensive income. Cash flows from derivative instruments are presented in net cash flows from operating activities.

Derivative instruments used to manage commodity price risk inherent in fossil fuel and electricity purchases and sales are classified as energy trading contracts on our consolidated balance sheets. Energy trading contracts representing unrealized gain positions are reported as assets; energy trading contracts representing unrealized loss positions are reported as liabilities.

Prior to January 1, 2001, gains and losses on our derivatives used for managing commodity price risk were deferred until settlement. These derivatives were not designated as hedges under SFAS No. 133. Accordingly, on

January 1, 2001, we recognized an unrealized gain of $18.7 million, net of $12.3 million of tax. This gain is presented on our consolidated statement of income for 2001 as a cumulative effect of a change in accounting principle.

After January 1, 2001, changes in fair value of all derivative instruments used for managing commodity price risk that are not designated as hedges are recognized in revenue as discussed above under “— Revenue Recognition — Energy Sales.” Accounting for derivatives under SFAS No. 133 will increase volatility of our future earnings.

Revenue Recognition

In the fourth quarter of 2000, we adopted Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition,” which had a retroactive effective date of January 1, 2000. The impact of this accounting change generally required deferral of certain monitored security services sales for installation revenues and direct sales-related expenses. Deferral of these revenues and costs is generally necessary when installation revenues have been received and a monitoring contract to provide future service is obtained.

The cumulative effect of this change in accounting principle was a charge to income in 2000 of approximately $3.8 million, net of $1.1 million tax benefit, and is related to changes in revenue recognition at Protection One Europe. Prior to the adoption of SAB No. 101, Protection One Europe recognized installation revenues and related expenses upon completion of the installation.

Accounting Changes

Stock Based Compensation

In December 2002, Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies follow the prescribed format and provide the additional disclosures in their annual reports for fiscal years ending after December 15, 2002. We apply the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS Nos. 123 and 148, and related interpretations in accounting for our stock-based compensation plans, as described in Note 15. We have adopted the disclosure requirements of SFAS No. 148.

For purposes of the pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. Under SFAS No. 123, compensation expense would have been $0.8 million in 2002 and $1.1 million in 2000. We would have recorded income of $0.5 million in 2001 under SFAS No. 123. Information related to the pro forma impact on our earnings and earnings per share follows.

	2002	2001	2000
	(Dollars in Thousands, Except Per Share Amounts)
Earnings (loss) available for common stock, as reported	$(793,400)	$(21,771)	$135,352
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	759	(512)	1,078

Earnings (loss) available for common stock, pro forma	$(794,159)	$(21,259)	$134,274

Weighted average shares used for dilution	71,731,580	70,649,969	69,591,261

Earnings per share:
Basic - as reported	$(11.06)	$(0.31)	$1.96
Basic - pro forma	$(11.07)	$(0.30)	$1.95

Diluted - as reported	$(11.06)	$(0.31)	$1.95
Diluted - pro forma	$(11.07)	$(0.30)	$1.93

Accounting for Energy Trading Contracts

In October 2002, the FASB, through the Emerging Issues Task Force (EITF), issued Issue No. 02-03, which rescinded Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” As a result, all new contracts that would otherwise have been accounted for under Issue No. 98-10 and that do not fall within the scope of SFAS No. 133 can no longer be marked-to-market and recorded in earnings as of October 25, 2002. We are not affected by this change in accounting principle and are not required to reclassify any of our contracts. EITF Issue No. 02-03 also requires that energy trading contracts and derivatives, whether settled financially or physically, be reported in the income statement on a net basis effective January 1, 2003. We began to classify our energy trading contracts on a net basis during the third quarter of 2002.

On July 1, 2002, we began reporting mark-to-market gains and losses on energy trading contracts on a net basis, whether realized or unrealized, in our consolidated income statements. Prior to July 1, 2002, we reported gains on these contracts in sales and losses in cost of sales in our consolidated income statements. See Note 6 for additional information on the effects of the accounting change.

Gains and Losses from Extinguishment of Debt

Effective July 1, 2002, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which prohibits treating gains and losses associated with extinguishments resulting from a company’s risk management strategy as extraordinary. See Note 26 for additional information on this pronouncement.

During the last three years, Protection One and our debt securities were repurchased in the open market and gains were recognized on the retirement of these debt securities. We recognized $12.0 million, net of $6.3 million tax, in 2002; $23.2 million, net of $12.6 million tax, in 2001; and $49.2 million, net of $26.5 million tax, in 2000.

Accounting for Guarantees

In November 2002, FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which provides guidance for accounting for guarantees. For any guarantee entered into after November 2002, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Any future guarantee that we enter into will be accounted for as a liability.

In 1998, we issued a financial guarantee of an obligation of Onsite Energy Corporation under which our maximum liability was $1.3 million. This guarantee was released in the first quarter of 2003.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51.” This interpretation provides guidance related to identifying variable interest entities (previously known generally as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required when FIN No. 46 becomes effective if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN No. 46. This interpretation must be applied immediately to variable interest entities created or obtained after January 31, 2003. For those variable interest entities created or obtained on or before January 31, 2003, we must apply the provisions of FIN No. 46 in the third quarter of 2003. We are currently evaluating the effect of FIN No. 46.

Dilutive Shares

Basic earnings per share applicable to common stock are based on the weighted average number of common shares outstanding and vested during the period reported. Diluted earnings per share include the effect of potential issuances of common shares resulting from the assumed vesting of all outstanding restricted share units (RSU) and exercise of all outstanding stock options issued pursuant to the terms of our stock-based compensation plans. The dilutive effect of stock-based compensation and stock options is computed using the treasury stock method. The number of potential dilutive securities was 676,329 shares for 2002, 963,749 shares for 2001 and 629,016 shares for 2000. The potentially dilutive securities for 2002 and 2001 were not included in the computation of diluted earnings per share, since to do so would have been antidilutive.

Diluted earnings per share amounts shown in the accompanying financial statements reflect the inclusion of non-vested restricted share awards and the effect of stock options outstanding. The following represents a reconciliation of the weighted average number of common shares outstanding for basic and dilutive purposes.

	Year Ended December 31,
	2002	2001	2000
DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE:
Denominator for basic earnings per share - weighted average shares(a)	71,731,580	70,649,969	68,962,245
Effect of dilutive securities:
Restricted share awards	—	—	629,016

Denominator for diluted earnings per share - weighted average shares	71,731,580	70,649,969	69,591,261

(a) The amounts in the table above do not include shares owned by Westar Industries or Protection One.

Supplemental Cash Flow Information

Cash paid for interest and income taxes for each of the three years ended December 31, are as follows:

	2002	2001	2000
	(In Thousands)
CASH PAID FOR:
Interest on financing activities, net of amount capitalized	$274,859	$256,764	$261,720
Income taxes	741	6,162	29,682
NON-CASH FINANCING TRANSACTIONS:
Issuance of stock to subsidiary (Note 20)	86,870	364,035	—

Reclassifications

Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.

3. RATE MATTERS AND REGULATION

KCC Rate Proceedings

On November 27, 2000, Westar Energy and KGE filed applications with the KCC for an increase in retail rates. On July 25, 2001, the KCC ordered an annual reduction in our combined electric rates of $22.7 million, consisting of a $41.2 million reduction in KGE’s rates and an $18.5 million increase in Westar Energy’s rates.

On August 9, 2001, Westar Energy and KGE filed petitions with the KCC requesting reconsideration of the July 25, 2001 order. The petitions specifically asked for reconsideration of changes in depreciation, reductions in rate base related to deferred income taxes associated with the KGE acquisition premium and a deferred gain on the sale and leaseback of LaCygne 2, wholesale revenue imputation and several other issues. On September 5, 2001, the KCC issued an order in response to our motions for reconsideration that increased Westar Energy’s rates by an additional $7.0 million. The $41.2 million rate reduction in KGE’s rates remained unchanged. On November 9, 2001, we filed an appeal of the KCC decisions with the Kansas Court of Appeals in an action captioned “Western Resources, Inc. and Kansas Gas and Electric Company vs. The State Corporation Commission of the State of Kansas.” On March 8, 2002, the Court of Appeals upheld the KCC orders. On April 8, 2002, we filed a petition for review of the decision of the Court of Appeals with the Kansas Supreme Court. Our petition for review was denied on June 12, 2002.

KCC Orders and Debt Reduction and Restructuring Plan

November 8, 2002 KCC Order

On November 8, 2002, the KCC issued an order addressing our proposed financial plan presented to the KCC on November 6, 2001 and subsequently amended on January 29, 2002. The order contained the following findings and directions:

•	The order directed us to reverse certain transactions, including reversing certain intercompany accounting entries so certain capital contributions by us to Westar Industries are reflected as an intercompany payable owed by Westar Industries to us, and reversing all transactions in 2002 recorded as equity investments by us in Westar Industries so such transactions are reflected as intercompany payables owed by Westar Industries to us.

•	The order directed us to submit a plan within 90 days for restructuring our organizational structure so that our KPL electric utility business operating as a division of us is placed in a separate subsidiary. The plan required us to include the process for restructuring, an analysis of whether the restructuring is consistent with our present debt indentures and loan agreements, and if not, the necessary amendments to proceed with the restructuring. The restructuring plan was required to be accompanied by an updated cost allocation manual to track costs and investments attributable to our regulated electric utility and non-regulated activities. Following approval of the restructuring plan and the updated cost allocation manual, we will be required to provide the KCC with separate quarterly financial statements for us and our electric utility operations. We filed a plan with the KCC on February 6, 2003 as discussed below in “— February 6, 2003 Debt Reduction and Restructuring Plan.”

•	The order directed us to provide a written explanation if the amount of debt secured by utility assets that we transfer to the new utility subsidiary exceeds $1.5 billion.

•	The order directed us to reduce our consolidated debt, to consider certain actions for reducing our consolidated debt, and to provide expert testimony supporting any decision to reject a suggested action. For the two years beginning on the date we submit our restructuring plan, we are required to reduce utility debt by at least $100 million annually. The suggested actions include payments of $100 million each year from internally generated cash flow, the issuance of common stock, the sale of ONEOK stock, a reduction in, or elimination of, our dividend, and the sale of Protection One.

•	The order initiated an investigation into the appropriate type, quantity, structure and regulation of the non-utility businesses with which our utility businesses may be affiliated.

•	The order established standstill protections requiring that we seek KCC approval before we take certain actions, including making any loan to, investment in or transfer of cash in excess of $100,000 to a non-utility affiliate, entering into any agreement with a non-utility affiliate where the value of goods or services exchanged exceeds $100,000, investing by us or an affiliate of more than $100,000 in an existing or new non-utility business, transferring any non-cash assets or intellectual property to any non-utility affiliate, issuing any debt, or selling any ONEOK stock without complying with the requirements of a July 9, 2002 KCC order. In addition, we must charge interest to non-utility affiliates at the incremental cost of their debt on outstanding balances of any existing or future inter-affiliate loans, receivables or other cash advances due us. These restrictions apply both to us and our KGE subsidiary.

On November 25, 2002, we filed a motion for reconsideration and clarification of some provisions of the order. In response, the KCC issued an order on December 23, 2002 as discussed below.

December 23, 2002 KCC Order

On December 23, 2002, the KCC issued an order modifying the requirements of the November 8, 2002 order concerning creation of a utility-only subsidiary and filing of a financial plan. The order directed that no later than August 1, 2003, our KPL utility division must be held within a utility-only subsidiary. The consolidated debt for all of our utility businesses, the KPL utility division and KGE, shall not exceed $1.67 billion.

February 6, 2003 Debt Reduction and Restructuring Plan

On February 6, 2003, we filed a Debt Reduction and Restructuring Plan (the Debt Reduction Plan) with the KCC outlining our plans for paying down debt and restructuring the company. The Debt Reduction Plan detailed items that have already been accomplished, including, among other things, that:

•	Consistent with the KCC’s prior orders, we have terminated certain agreements and reversed certain intercompany transactions that might have prevented or impeded returning to being a stand-alone electric utility.

•	We have sold a portion of our ONEOK stock and raised $300 million, the net proceeds of which we anticipate using to repurchase or provide for the repayment of all of the 6.25% senior unsecured notes that have a final maturity of August 15, 2018 and are putable and callable on August 15, 2003 (the putable/callable notes) and a portion of our 6.875% senior unsecured notes.

•	Our board of directors has established a dividend policy that reduced our quarterly common dividend by 37% to a dividend rate of $0.19 per share for the first quarter of 2003.

In addition, the Debt Reduction Plan calls for:

•	The sale of Protection One Europe.

•	The sale of our interest in Protection One.

•	The sale of all of our remaining shares of ONEOK preferred stock (21.8 million shares) and common stock (4.7 million shares). We anticipate that all remaining ONEOK securities will be liquidated by year-end 2004.

•	The sale of other non-core and non-utility assets. We intend to dispose of these assets in an orderly fashion. While not expected to be significant in the Debt Reduction Plan, net proceeds from these dispositions will also be used for debt reduction.

•	The potential issuance of equity securities in the second half of 2004, if needed to further reduce debt, following the disposition of all material non-utility and non-core assets.

February 10, 2003 KCC Order

On February 10, 2003, the KCC issued an order granting limited reconsideration of its December 23, 2002 order. The KCC stayed the requirement of the December 23, 2002 order that we form a utility-only subsidiary. The KCC also stated that the Debt Reduction Plan appears to make a good-faith effort to address the concerns expressed in the KCC’s prior orders and that the KCC needed additional time to review the Debt Reduction Plan prior to addressing other issues raised in our petition for reconsideration of the December 23, 2002 order.

The KCC staff and other parties to the KCC docket considering the Debt Reduction Plan have filed comments on the Debt Reduction Plan. The KCC has not yet established a procedural schedule for considering the Debt Reduction Plan and the related comments. We are unable to predict what action the KCC will take with respect to the Debt Reduction Plan.

March 11, 2003 KCC Order

On March 11, 2003, the KCC issued an order conditionally approving a partial stipulation entered into by us, Protection One and certain parties in the KCC docket considering the Debt Reduction Plan. The order, among other things, (a) authorized us to make a payment to Protection One of approximately $20 million for the 2002 tax year under the tax sharing agreement with Protection One, (b) authorized Westar Industries to extend the maturity date of the credit facility it provides to Protection One to January 5, 2005, (c) reduced the amount that may be advanced to Protection One under the credit facility to $228.4 million, (d) authorized us to pay approximately $1.0 million to Protection One as reimbursement for information technology services provided to us, and related costs incurred, by a subsidiary of Protection One, and (e) authorized us to pay approximately $3.4 million to Protection One as reimbursement for aviation services provided by a subsidiary of Protection One and for the repurchase of the stock of the subsidiary. The March 11, 2003 KCC order is filed as Exhibit 99(l) to this Annual Report on Form 10-K and incorporated herein by reference.

FERC Proceeding

On September 6, 2002, we filed an application with the Federal Energy Regulatory Commission (FERC) seeking authorization to issue unsecured long-term debt securities, on or before October 31, 2004, in an amount not to exceed $650 million at any one time. On February 20, 2003, FERC approved our request subject to certain conditions and also issued generic industry wide guidelines for future debt financings. On March 14, 2003, we informed FERC that we do not intend to issue any debt securities pursuant to the authority granted on February 20, 2003.

4. CHANGES IN ONEOK OWNERSHIP

On January 9, 2003, we announced that Westar Industries had entered into an agreement with ONEOK to sell ONEOK a portion of the shares of ONEOK Series A Convertible Preferred Stock held by Westar Industries at the prevailing market price, less transaction costs, and to exchange Westar Industries’ remaining shares of Series A Convertible Preferred Stock for new shares of ONEOK Series D Non-Cumulative Convertible Preferred Stock. On February 5, 2003, ONEOK repurchased from Westar Industries 9,038,755 shares of its Series A Convertible Preferred Stock, which were convertible into 18,077,511 shares of common stock. We received $300 million as a result of this sale.

Westar Industries also exchanged its remaining shares of Series A Convertible Preferred Stock for 21,815,386 new shares of ONEOK’s Series D Convertible Preferred Stock. ONEOK has agreed to file a shelf registration statement covering the Series D Convertible Preferred and common stock held by Westar Industries under the Securities Act of 1933. Future sales will be subject to conditions including the effectiveness of such registration, the required waiver or expiration of a 180-day lock-up period ending on July 22, 2003, and future market conditions. As of March 14, 2003, Westar Industries holds an approximate 27.5% ownership interest in ONEOK assuming conversion of the Series D Convertible Preferred Stock.

The Series D Convertible Preferred Stock has substantially the same terms as the Series A Convertible Preferred Stock, except that:

•	The Series D Convertible Preferred Stock has a fixed quarterly cash dividend of 23.125 cents per share, as declared by ONEOK’s board of directors;

•	The Series D Convertible Preferred Stock is transferable to a third party as convertible preferred stock;

•	The Series D Convertible Preferred Stock is redeemable by ONEOK at any time after August 1, 2006 in the event that the closing price of ONEOK common stock exceeds $25 for 30 consecutive trading days after such date, at a per share redemption price of $20;

•	Each share of Series D Convertible Preferred Stock is convertible into one share of ONEOK common stock, subject to adjustment for stock splits, stock dividends, reverse stock splits or any transaction with comparable effects; and

•	Westar Industries may not convert any shares of Series D Convertible Preferred Stock held by it unless the annual per share dividend for the ONEOK common stock for the previous year is greater than 92.5 cents per share and such conversion would not subject us, Westar Industries nor ONEOK to the Public Utility Holding Company Act of 1935.

We, Westar Industries and ONEOK also agreed to amend the terms of the existing Shareholder Agreement (Shareholder Agreement) and Registration Rights Agreement. Under the new agreements:

•	Westar Industries is prohibited from acquiring any additional securities of ONEOK.

•	Westar Industries may make private sales of shares as long as each sale involves less than 5% of ONEOK’s outstanding common shares (assuming conversion of the Series D Convertible Preferred Stock to be sold) and is made to an owner of less than 5% of ONEOK’s outstanding common shares. Westar Industries may make public sales in any broad underwritten offering under the shelf registration statement to be filed by ONEOK within 60 days of the agreement, and has piggy-back registration rights.

•	Westar Industries has the right to designate one ONEOK board member. Our designee will not have the right to sit on any committee of ONEOK’s board of directors. We have also agreed to vote in favor of the election of all candidates for director nominated by ONEOK’s board of directors.

•	Westar Industries is not obligated to sell into stock repurchases by ONEOK.

•	The new Shareholder Agreement will terminate if our or any affiliate’s beneficial ownership falls below 10% of ONEOK’s outstanding common shares (assuming conversion of the Series D Convertible Preferred into ONEOK common stock).

•	The top-up rights, dilutive issuance rights and buy/sell option provided for in the previous Shareholder Agreement were eliminated in the new agreement.

In 2002 and prior periods, we accounted for our ONEOK common stock investment under the equity method of accounting. During 2003, we will account for our ONEOK common stock investment as an available-for-sale security under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and mark to market its fair value through other comprehensive income. We will begin accounting for our ONEOK Series D Convertible Preferred Stock investment under this method if and when a public market for these securities develops.

5. ACCOUNTS RECEIVABLE

Our accounts receivable on our consolidated balance sheets are comprised as follows:

	As of December 31,
	2002	2001
	(In Thousands)
Gross accounts receivable	$180,410	$173,175
Allowance for uncollectable accounts	(19,868)	(19,082)
Unbilled energy receivables	44,205	42,731
Accounts receivable sale program	(110,000)	(100,000)

Accounts receivable, net	$94,747	$96,824

On July 28, 2000, Westar Energy and KGE entered into an agreement under which we transfer an undivided percentage ownership interest in a revolving pool of our accounts receivable arising from the sale of electricity to a multi-seller conduit administered by an independent financial institution through the use of a special purpose entity (SPE). We account for this transfer as a sale in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The agreement was amended on July 25, 2002 and is annually renewable upon agreement by all parties. The amendment to the agreement extended the term until July 23, 2003 and limited the amount of the accounts receivable we had a right to sell during certain periods to $125 million.

Under the terms of the agreement, Westar Energy and KGE may transfer accounts receivable to the bankruptcy-remote SPE, and the conduit must purchase from the SPE an undivided ownership interest of up to $125 million in those receivables. The SPE has been structured to be legally separate from us, but it is wholly owned and consolidated. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables, including delinquency rates and debtor concentrations.

Under the terms of the agreement, the conduit pays the SPE the face amount of the undivided interest at the time of purchase. Subsequent to the initial purchase, additional interests are sold and collections applied by the SPE to the conduit, resulting in an adjustment to the outstanding conduit interest.

We record administrative expense on the undivided interest owned by the conduit, which was $2.9 million for the year ended 2002, $5.4 million for the year ended 2001 and $3.7 million for the year ended 2000. These expenses are included in other income (expense) in our consolidated statements of income.

The outstanding balance of SPE receivables was $48.2 million at December 31, 2002 and $43.3 million at December 31, 2001, which is net of an undivided interest of $110.0 million and $100.0 million, respectively, in receivables sold by the SPE to the conduit. Our retained interest in the SPE’s receivables is reported at fair value and is subordinate to, and provides credit enhancement for, the conduit’s ownership interest in the SPE’s receivables. Our retained interest is available to the conduit to pay any fees or expenses due to the conduit and to absorb all credit losses incurred on any of the SPE’s receivables. The retained interest is included in accounts receivable, net, in our consolidated balance sheets.

A termination event will be triggered under the terms of the agreement if Westar Energy’s credit rating ceases to be at least BB- by Standard & Poor’s Ratings Group (S&P) or if the issuer credit rating for Westar Energy ceases to be at least Ba3 by Moody’s Investors Service (Moody’s). If a termination event were to occur, the administrative agent would be required to give notice to us at least five business days prior to a termination of the facility. This notice provision allows for the administrative agent to waive the termination event by not giving notice or, in the event notice is given, allows us to repay the facility.

6. FINANCIAL INSTRUMENTS, ENERGY TRADING AND RISK MANAGEMENT

Values of Financial Instruments

The carrying values and estimated fair values of our financial instruments are as follows:

	Carrying Value		Fair Value
	As of December 31,
	2002	2001	2002	2001
	(In Thousands)
Fixed-rate debt, net of current maturities(a)	$2,354,488	$2,323,935	$2,290,141	$2,135,595
Other mandatorily redeemable securities(a)	214,505	220,000	133,829	190,960

(a) Fair value is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions.

The recorded amounts of accounts receivable and other current financial instruments approximate fair value. Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost, which approximates fair value and are not included in the table above.

The fair value estimates presented herein are based on information available at December 31, 2002 and 2001. These fair value estimates have not been comprehensively revalued for the purpose of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Instruments and Hedge Accounting

Our operations are exposed to market risks from changes in commodity prices, foreign currency exchange rates, interest rates and equity prices that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, hedge a portion of these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility in prices or rate movements on some assets, liabilities or anticipated transactions by creating a relationship in which gains or losses on derivative instruments are expected to counterbalance the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative instruments as risk management tools consistent with our business plans and prudent business practices and for energy trading purposes.

We use derivative financial and physical instruments primarily to manage risk as it relates to changes in the prices of commodities including natural gas, oil, coal and electricity and changes in interest rates. We also use derivative instruments for trading purposes in order to take advantage of favorable price movements and market timing activities in the wholesale power and fossil fuel markets. Derivative instruments used to manage commodity price risk inherent in fossil fuel and electricity purchases and sales are classified as energy trading contracts on our consolidated balance sheets. Energy trading contracts representing unrealized gain positions are reported as assets; energy trading contracts representing unrealized loss positions are reported as liabilities.

Energy Trading Activities

We engage in both financial and physical trading to manage our commodity price risk. We trade electricity, coal, natural gas and oil. We use a variety of financial instruments, including forward contracts, options and swaps and trade energy commodity contracts daily. We also use hedging techniques to manage overall fuel expenditures. We procure physical product under fixed price agreements and spot market transactions.

Within the trading portfolio, we take certain positions to hedge a portion of physical sale or purchase contracts and we take certain positions to take advantage of market trends and conditions. Changes in value are reflected in our consolidated statements of income. We believe financial instruments help us manage our contractual commitments, reduce our exposure to changes in cash market prices and take advantage of selected market opportunities. We refer to these transactions as energy trading activities.

We are involved in trading activities primarily to reduce risk from market fluctuations, capitalize on our market knowledge and enhance system reliability. Net open positions exist, or are established, due to the origination of new transactions and our assessment of, and response to, changing market conditions. To the extent we have open positions, we are exposed to the risk that changing market prices could have a material, adverse impact on our financial position or results of operations.

We have considered a number of risks and costs associated with the future contractual commitments included in our energy portfolio. These risks include credit risks associated with the financial condition of counterparties, product location (basis) differentials and other risks. Declines in the creditworthiness of our counterparties could have a material adverse impact on our overall exposure to credit risk. We maintain credit policies with regard to our counterparties that, in management’s view, reduce overall credit risk.

We are also exposed to commodity price changes outside of trading activities. We use derivatives for non-trading purposes and a mix of various fuel types primarily to reduce exposure relative to the volatility of market and commodity prices. The wholesale power market is extremely volatile in price and supply. This volatility impacts our costs of power purchased and our participation in power trades. If we were unable to generate an adequate supply of electricity for our native load customers, we would purchase power in the wholesale market to the extent it is available or economically feasible to do so and/or implement curtailment or interruption procedures as allowed for in our tariffs and terms and conditions of service. To the extent open positions exist in our power marketing portfolio, we are exposed to changing market prices that may adversely impact our financial position and results of operations. The increased expenses or loss of revenues associated with this could be material and adverse to our consolidated results of operations and financial condition. Due to the volatility of power market and gas prices, past prices cannot be used to predict future prices.

We use a mix of various fossil fuel types, including coal, natural gas and oil, to operate our system, which helps lessen our risk associated with any one fuel type. A significant portion of our coal requirements are under long-term contract, which removes most of the price risk associated with this commodity type. Due to the volatility of natural gas prices, we have begun to increasingly utilize our ability to switch to lower cost fuel types as the market allows.

Additional factors that affect our commodity price exposure are the quantity and availability of fuel used for generation and the quantity of electricity customers will consume. Quantities of fossil fuel used for generation could vary dramatically year to year based on the particular fuel’s availability, price, deliverability, unit outages and nuclear refueling. Our customers’ electricity usage could also vary dramatically year to year based on weather or other factors.

Although we generally attempt to balance our physical and financial contracts in terms of quantities and contract performance, net open positions typically exist. We will at times create a net open position or allow a net open position to continue when we believe that future price movements will increase the portfolio’s value. To the extent we have an open position, we are exposed to changing market prices that could have a material adverse impact on our financial position or results of operations.

The prices we use to value price risk management activities reflect our estimate of fair values considering various factors, including closing exchange and over-the-counter quotations, time value of money and price volatility factors underlying the commitments. We adjust prices to reflect the potential impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions. We consider a number of risks and costs associated with the future contractual commitments included in our energy portfolio, including credit risks associated with the financial condition of counterparties and the time value of money. We continuously monitor the portfolio and value it daily based on present market conditions.

Future changes in our creditworthiness and the creditworthiness of our counterparties may change the value of our portfolio. We adjust the value of contracts and set dollar limits with counterparties based on our assessment of their credit quality.

We use derivative financial instruments to reduce our exposure to certain fluctuations in some commodity prices, interest rates, and other market risks. When we enter into a financial instrument, we formally designate and document the instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged.

We record derivatives used for hedging commodity price risk in our consolidated balance sheets at fair value as energy trading contracts. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is reported as a component of accumulated other comprehensive income (loss). This amount is reclassified into earnings in the period during which the hedged transaction affects earnings. Effectiveness is the degree to which gains and losses on the hedging instruments offset the gains and losses on the hedged item. The ineffective portion of the hedging relationship is recognized currently in earnings.

The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions and the overall reduction in our risk relating to adverse fluctuations in interest rates, commodity prices and other market factors. In addition, the net income effect resulting from our derivative instruments is recorded in the same line item within our consolidated statements of income as the underlying exposure being hedged. We also formally assess, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in net income.

Hedging Activities

During the third quarter of 2001, we entered into hedging relationships to manage commodity price risk associated with future natural gas purchases in order to protect us and our customers from adverse price fluctuations in the natural gas market. Initially, we entered into futures and swap contracts with terms extending through July 2004 to hedge price risk for a portion of our anticipated natural gas fuel requirements for our generation facilities. We have designated these hedging relationships as cash flow hedges in accordance with SFAS No. 133.

In 2002, due to the increased availability of our coal units and because we began burning more oil as use of oil became more economically favorable than gas, we did not burn our forecasted amount of natural gas. In September 2002, we determined that we had over-hedged approximately 12,000,000 MMBtu for the remaining period of the hedge. As a result of the discontinuance of this portion of the cash flow hedge, we recognized a gain in earnings of $4.0 million. We are currently forecasting that we need a notional volume of 7,000,000 MMBtu for the remainder of the hedged period through July 2004.

Effective October 4, 2001, we entered into a $500 million interest rate swap agreement with a term of two years. At that time, the effect of the swap agreement was to fix the annual interest rate on the term loan at 6.18%. In June 2002, we refinanced the term loan associated with this swap, which increased the effective rate of the swap to 6.43%. At December 31, 2002, the variable rate in effect for the term loan was 4.40%. Changes in the fair value of this cash flow hedge are due to fluctuations in the variable interest rate.

The following table summarizes the effects our natural gas hedge and our interest rate swap had on our financial position and results of operations for the year ended December 31, 2002:

	Natural gas Hedge (a)	Interest Rate Swap	Total Cash Flow Hedges
	(Dollars in Thousands)
Fair value of derivative instruments:
Current	$4,198	$8,762	$12,960
Long-term	1,476	—	1,476

Total	$5,674	$8,762	$14,436

Change in amounts in accumulated other comprehensive income	$25,571	$(6,106)	$19,465
Adjustment for losses included in net income	1,992	—	1,992
Change in estimated income tax expense (benefit)	(10,964)	2,428	(8,536)

Net Comprehensive (Gain) Loss	$16,599	$(3,678)	$12,921

Anticipated reclassifications to earnings in the next 12 months (b)	$4,198	$8,762	$12,960

Duration of hedge designation as of December 31, 2002	19 months	10 months	—

(a)	Natural gas hedge assets and liabilities are classified in the balance sheet as energy trading contracts. Due to the volatility of gas commodity prices, it is probable that gas prices will increase and decrease over the remaining 19 months that these relationships are in place.
(b)	The actual amounts that will be reclassified to earnings could vary materially from this estimated amount due to changes in market conditions.

Fair Value of Energy Trading Contracts

The tables below show fair value of energy trading contracts outstanding for the year ended December 31, 2002, their sources and maturity periods:

Fair Value of Contracts
(In Thousands)
Net fair value of contracts outstanding at the beginning of the period	$2,309
Less contracts realized or otherwise settled during the period	17,144
Plus fair value of new contracts entered into during the period	24,478

Fair value of contracts outstanding at the end of the period	$9,643

These contracts were valued through market exchanges and, where necessary, broker quotes and industry publications. The sources of the fair values of the financial instruments related to these contracts are summarized in the following table:

	Fair Value of Contracts at End of Period
	Total Fair Value	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years
	(In Thousands)
Sources of Fair Value
Prices actively quoted (futures)	$6,352	$(260)	$6,612	$—	$—
Prices provided by other external sources (swaps and forwards)	7,880	4,281	3,599	—	—
Prices based on the Black Option Pricing model (options and other)(a)	(4,589)	(3,216)	(1,373)	—	—

Total fair value of contracts outstanding	$9,643	$805	$8,838	$—	$—

(a)	The Black Option Pricing model is a variant of the Black-Scholes Option Pricing model.

Effects of Accounting Changes - Accounting for Energy Trading Contracts

In October 2002, the FASB, through the EITF, issued Issue No. 02-03, which rescinded Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” As a result, all new contracts that would otherwise have been accounted for under Issue No. 98-10 and that do not fall within the scope of SFAS No. 133 can no longer be marked-to-market and recorded in earnings as of October 25, 2002. We are not affected by this change in accounting principle and are not required to reclassify any of our contracts. EITF Issue No. 02-03 also requires that energy trading contracts and derivatives, whether settled financially or physically, be reported in the income statement on a net basis effective January 1, 2003. We began to classify our energy trading contracts on a net basis during the third quarter of 2002.

On July 1, 2002, we began reporting mark-to-market gains and losses on energy trading contracts on a net basis, whether realized or unrealized, in our consolidated income statements. Prior to July 1, 2002, we reported gains on these contracts in sales and losses in cost of sales in our consolidated income statements. The changes are reflected in our consolidated financial statements for the year ended December 31, 2002. Prior periods shown in our consolidated financial statements have been reclassified to reflect the effect of this change and to be comparable as required by GAAP. As a result of the net presentation, we expect significant reductions in our energy revenues and expenses from those reported in prior periods, which will not affect gross profit or net income. A summary of the effects of this change for the years ended December 31, 2002, 2001 and 2000 is as follows:

Changes to Income Statements

	Year Ended December 31,
	2002		2001		2000
	Prior to Reclassifications for Net Presentation	After Reclassifications for Net Presentation	Prior to Reclassifications for Net Presentation	After Reclassifications for Net Presentation	Prior to Reclassifications for Net Presentation	After Reclassifications for Net Presentation
	(In Thousands)
Energy sales	$1,798,971	$1,422,899	$1,706,311	$1,307,177	$1,829,133	$1,359,522
Energy cost of sales	754,700	378,628	793,210	394,076	850,018	380,407

Energy gross profit	$1,044,271	$1,044,271	$913,101	$913,101	$979,115	$979,115

7. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment at December 31:

	2002	2001
	(In Thousands)
Electric plant in service	$6,414,231	$6,317,121
Less—Accumulated depreciation	2,522,164	2,404,479

	3,892,067	3,912,642
Construction work in progress	40,071	63,927
Nuclear fuel, net	21,694	33,883

Net utility plant	3,953,832	4,010,452

Non-utility plant in service	108,493	116,274
Less accumulated depreciation	66,954	55,738

Net property, plant and equipment	$3,995,371	$4,070,988

Depreciation expense on property, plant and equipment for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	(In Thousands)
Utility	$171,749	$185,156	$175,839
Non-utility	14,868	20,970	29,488

Total depreciation expense	$186,617	$206,126	$205,327

8. JOINT OWNERSHIP OF UTILITY PLANTS

			Our Ownership at December 31, 2002
			In-Service Dates		Investment	Accumulated Depreciation	Net MW	Ownership Percent
			(Dollars in Thousands)
LaCygne 1	(a	)	June	1973	$191,709	$116,658	344.0	50
Jeffrey 1	(b	)	July	1978	308,195	155,182	617.0	84
Jeffrey 2	(b	)	May	1980	310,164	132,600	613.0	84
Jeffrey 3	(b	)	May	1983	413,298	188,139	625.0	84
Jeffrey wind 1	(b	)	May	1999	875	142	0.6	84
Jeffrey wind 2	(b	)	May	1999	874	141	0.6	84
Wolf Creek	(c	)	Sept.	1985	1,387,071	545,828	548.0	47
State Line	(d	)	June	2001	107,735	6,397	200.0	40

(a)    Jointly owned with Kansas City Power and Light Company (KCPL)

(b)    Jointly owned with Aquila, Inc.

(c)    Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

(d)    Jointly owned with Empire District Electric Company

Amounts and capacity presented above represent our share. Our share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in LaCygne 2 (representing 337 megawatt (MW) capacity) sold and leased back to KGE in 1987, are included in operating expenses on our consolidated statements of income. Our share of other transactions associated with the plants is included in the appropriate classification in our consolidated financial statements.

9. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

A portion of our investment in ONEOK is presently accounted for by the equity method. See Note 4 for a discussion of changes in our ownership in ONEOK and a change in the method by which we account for our investment.

	Ownership at December 31, 2002	Investment at December 31,		Equity Earnings, Year Ended December 31,
		2002	2001	2002	2001	2000
		(Dollars in Thousands)
ONEOK (a)	45%	$703,315	$695,744	$9,670	$4,721	$8,213

(a)    We also received approximately $40 million of preferred and common dividends in 2002, 2001   and 2000. ONEOK equity earnings for 2001 were lower due to charges recorded for Enron   Corp. exposure and for certain regulatory issues ONEOK had in Oklahoma.

The following is summarized unaudited ONEOK financial information related to our investment in ONEOK:

	As of December 31,
	2002	2001
	(In Thousands)
Balance Sheet:
Current assets	$1,626,648	$1,542,767
Non-current assets	4,104,210	4,310,533
Current liabilities	1,720,708	1,792,558
Long-term debt, net	1,511,118	1,498,012
Other deferred credits and other liabilities	1,133,420	1,297,440
Equity	1,365,612	1,265,290

	For the Year Ended December 31,
	2002	2001	2000
	(In Thousands)
Income Statement:
Revenues	$2,104,280	$1,915,941	$1,996,179
Gross profit	975,660	826,375	745,652
Income from continuing operations before cumulative effect of a change in accounting principle	155,976	78,837	137,666
Net income	166,624	101,565	145,607

ONEOK earnings for 2001 include a pretax charge of $34.6 million for unrecovered gas costs from the winter of 2000-2001 and a $37.4 million pretax charge related to the Enron Corp. (Enron) bankruptcy. The charge for the outstanding gas costs is a result of the Oklahoma Corporation Commission order denying ONEOK the right to collect a portion of gas costs incurred during the winter of 2000-2001. Gas prices increased significantly in this period due to high demand and a perceived supply shortage. The charges related to Enron’s bankruptcy are due to Enron’s non-payment of both financial and physical natural gas positions for November and December of 2001.

During 2001, we disposed of 98% of our portfolio of affordable housing tax credit limited partnerships. The net impact of our total investment in these partnerships on our earnings, including equity in earnings, loss on disposal and generated tax credits was a benefit of $5.3 million.

During 2002, the net impact on our earnings from our remaining investments in affordable housing tax credit limited partnerships was an expense of $0.4 million.

10. MONITORED SERVICES’ CUSTOMER ACCOUNTS

The following is a rollforward of the investment in customer accounts (at cost) of the monitored services segment for the following years:

	As of December 31,
	2002	2001
	(In Thousands)
Beginning customer accounts, net	$786,839	$963,595
Acquisition of customer accounts	16,450	8,300
Amortization of customer accounts	(83,301)	(148,006)
Sale of accounts	(738)	(42,246)
Impairment charges (Note 23)	(338,104)	—
Purchase holdbacks and other	(2,289)	5,196

Ending customer accounts, net	$378,857	$786,839

Accumulated amortization of the investment in customer accounts at December 31, 2002 was $678.9 million and $614.5 million at December 31, 2001. Customer account amortization expense was $83.3 million for 2002, $148.0 million for 2001, and $158.7 million for 2000.

During 2002, the monitored services segment had a net loss of 62,656 customers or a 5.3% decrease in its customer base from January 1, 2002.

11. SHORT-TERM DEBT

Certain banks provide us a revolving credit facility on a committed basis totaling $150 million. The facility is secured by KGE’s first mortgage bonds and matures on June 6, 2005, provided that if we have not refinanced or provided for the payment of our putable/callable notes due August 15, 2003, or our 6.875% senior unsecured notes due August 1, 2004, at least 60 days prior to either of the respective due dates, the maturity date is 60 days prior to either of the respective due dates. As of December 31, 2002, borrowings on the revolving credit facility were $1.0 million, leaving $149 million remaining capacity under this facility. See Note 12 for a discussion of covenants applicable to our credit facilities.

We also had arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling approximately $7.0 million through December 31, 2002. These lines of credit were canceled on December 31, 2002.

Information regarding our short-term borrowings is as follows:

	As of December 31,
	2002	2001
	(Dollars in Thousands)
Borrowings outstanding at year end:
Credit agreement and a miscellaneous insurance financing arrangement	$2,763	$222,300

Weighted average interest rate on debt outstanding at year-end, excluding fees	4.50%	3.38%

Weighted average short-term debt outstanding during the year	$168,078	$123,131

Weighted daily average interest rates during the year, including fees	4.68%	6.58%

Our interest expense on short-term debt and other was $39.8 million in 2002, $40.6 million in 2001 and $63.1 million in 2000.

12. LONG-TERM DEBT

Outstanding Debt

Long-term debt outstanding is as follows at December 31:

	2002	2001
	(In Thousands)
Westar Energy

First mortgage bond series:
7 1/4% due 2002	$—	$100,000
7 7/8% due 2007	365,000	—
8 1/2% due 2022	125,000	125,000
7.65% due 2023	100,000	100,000

	590,000	325,000

Pollution control bond series:
Variable due 2032, 1.228% at December 31, 2002	45,000	45,000
Variable due 2032, 1.20% at December 31, 2002	30,500	30,500
6% due 2033	58,340	58,340

	133,840	133,840

6 7/8% unsecured senior notes due 2004	278,310	355,560
9 3/4% unsecured senior notes due 2007	387,000	—
7 1/8% unsecured senior notes due 2009	145,078	150,000
6.80% unsecured senior notes due 2018	27,396	28,104
6.25% unsecured senior notes due 2018, putable/callable 2003	146,390	384,300
Senior secured term loan due 2005, variable rate of 4.40% at December 31, 2002	584,000	—
Senior secured term loan due 2003, variable rate of 4.86% at December 31, 2001	—	591,000
Capital leases (d)	27,356	29,067
Other long-term agreements	4,352	4,567

	1,599,882	1,542,598

KGE

First mortgage bond series:
7.60% due 2003(a)	135,000	135,000
6 1/2% due 2005	65,000	65,000
6.20% due 2006	100,000	100,000

	300,000	300,000

Pollution control bond series:
5.10% due 2023	13,493	13,493
Variable due 2027, 1.31% at December 31, 2002	21,940	21,940
7.0% due 2031	327,500	327,500
Variable due 2032, 1.199% at December 31, 2002	14,500	14,500
Variable due 2032, 1.3% at December 31, 2002	10,000	10,000

	387,433	387,433

Protection One

Convertible senior subordinated notes due 2003, fixed rate 6.75%	9,725	23,770
Senior subordinated discount notes due 2005, effective rate 11.8%	31,033	33,520
Senior unsecured notes due 2005, fixed rate 7.375%	164,285	203,650
Senior subordinated notes due 2009, fixed rate 8.125%	110,340	174,840
Capital leases (d)	67	321
Other	367	898

	315,817	436,999

Protection One Europe

Recourse financing agreements, average effective rate 14.31% (b)	48,191	34,931

Unamortized debt premium (c)	4,822	12,837

Less:
Unamortized debt discount (c)	4,926	6,555
Long-term debt due within one year (d)	316,736	167,895

Long-term debt, net	$3,058,323	$2,999,188

(a)    Funds have been irrevocably deposited with the bond trustee to provide for repayment of this obligation.

(b)    Agreements mature on various dates not exceeding four years.

(c)    Debt premiums and discounts are being amortized over the remaining lives of each issue.

(d)    Includes capital leases, which are discussed in further detail in Note 25.

The amount of Westar Energy’s first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE’s first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion, unless amended. First mortgage bonds are secured by utility assets. Amounts of additional bonds that may be issued are subject to property, earnings and certain restrictive provisions of each mortgage. As of December 31, 2002, $70.4 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions in Westar Energy’s mortgage, except in connection with refundings. As of December 31, 2002, approximately $302.5 million principal amount of additional KGE first mortgage bonds could be issued under the most restrictive provisions in the mortgage.

Protection One Europe has recognized as a financing transaction cash received through the sale of security equipment and future cash flows to be received under security equipment operating lease agreements with customers to a third-party financing company.

The indentures governing all of Protection One’s debt securities require that Protection One offer to repurchase the securities in certain circumstances following a change of control.

Debt Covenants

Our debt financing agreements require, among other restrictions, that we satisfy certain financial covenants. These debt instruments contain restrictions based on EBITDA. The definition of EBITDA varies among the various indentures. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense and depreciation and amortization expense. However, under the varying definitions of the indentures, additional adjustments are required. A violation of these restrictions would result in an event of default that would allow the lenders to declare all amounts outstanding immediately due and payable. We are in compliance with these covenants. The most restrictive of these covenants in Westar Energy’s debt instruments are as follows:

•	Consolidated Leverage Ratio: Consolidated total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) for the most recent four consecutive quarters must be less than 6.00 to 1.00 at December 31, 2002 and 5.75 to 1.00 each quarter thereafter until June 2005. At December 31, 2002, our ratio was 5.13.

•	Consolidated Interest Coverage Ratio: EBITDA to consolidated interest expense for the most recent four consecutive quarters must be greater than 2.00 to 1.00. At December 31, 2002, our ratio was 2.54.

•	Consolidated Debt to Total Capital Ratio: Consolidated total debt to consolidated total capital for the most recent quarter must be less than 0.65 to 1.00. At December 31, 2002, our ratio was 0.618.

The indentures governing Protection One’s public indebtedness require it to satisfy certain financial covenants in order to borrow additional funds. At December 31, 2002, Protection One was in compliance with the covenants under its debt instruments. The most restrictive of these covenants in Protection One’s debt instruments are as follows:

•	Total Debt to EBITDA Ratio: Total debt to annualized EBITDA for the most recent quarter must be less than 6.0 to 1.0. For the quarter ended December 31, 2002, the ratio was 4.0 to 1.0.

•	EBITDA to Interest Expense Ratio: EBITDA to interest expense for the most recent quarter must be greater than 2.25 to 1.0. For the quarter ended December 31, 2002, the ratio was 3.1 to 1.0.

•	Senior Debt to EBITDA Ratio: Senior debt to annualized EBITDA for the most recent quarter must be less than 4.0 to 1.0. For the quarter ended December 31, 2002, the ratio was 2.9 to 1.0.

The indentures contain other covenants that impose operational restrictions on Protection One that are not as burdensome to Protection One as those listed above, and none are based on credit ratings. A violation of the indenture covenants would result in an event of default that would allow the lenders to declare all amounts outstanding immediately due and payable.

Following a change of control of Protection One, its revolving credit facility provided by Westar Industries becomes due in full. The holders of Protection One’s senior subordinated discount notes and convertible notes have an optional redemption at approximately 101% of par and holders of Protection One’s senior notes and senior subordinated notes have an optional redemption at 101% of par, if a change in control is coupled with two ratings downgrades.

Maturities

Maturities of long-term debt as of December 31, 2002 are as follows:

Principal Amount
(In Thousands)
Year
2003(a), (b)	$316,736
2004(b)	302,132
2005	858,964
2006	110,676
2007	755,855
Thereafter	1,030,696

$3,375,059

(a)    Includes $135 million in debt for which funds have been     irrevocably deposited with the bond trustee to provide for     repayment of an obligation.

(b)    In addition, we are required by a KCC order to reduce utility     debt by at least $100 million annually in each of the next two     years.

Our interest expense on long-term debt was $229.5 million in 2002, $220.2 million in 2001 and $218.3 million in 2000.

13. DEBT FINANCINGS

On May 10, 2002, we completed offerings for $365 million of our first mortgage bonds and $400 million of our unsecured senior notes, both of which will be due on May 1, 2007. The first mortgage bonds bear interest at an annual rate of 7 7/8% and the unsecured senior notes bear interest at an annual rate of 9 3/4%. Interest on the first mortgage bonds and unsecured senior notes is payable semi-annually on May 1 and November 1 of each year. The net proceeds from these offerings were used to repay outstanding indebtedness of $547 million under our existing secured bank term loan, provide for the repayment of $100 million of our 7.25% first mortgage bonds due August 15, 2002 together with accrued interest, reduce the outstanding balance on our existing secured revolving credit facility and pay fees and expenses of the transactions. In conjunction with our May 10, 2002 financing, we amended our secured revolving credit facility to reduce the total commitment under the facility to $400 million from $500 million and to release $100 million of our first mortgage bonds from collateral.

On June 6, 2002, we entered into a secured credit agreement providing for a $585 million term loan and a $150 million revolving credit facility, each maturing on June 6, 2005, provided that if we have not refinanced or provided for the payment of our putable/callable notes due August 15, 2003, or our 6.875% senior unsecured notes due August 1, 2004, at least 60 days prior to either of the respective due dates, the maturity date is the date 60 days prior to either of the respective due dates. All loans under the credit agreement are secured by KGE’s first mortgage bonds. The proceeds of the term loan were used to retire an existing $400 million revolving credit facility with an outstanding principal balance of $380 million, to provide for the repayment at maturity of $135 million principal amount of KGE first mortgage bonds due December 15, 2003 together with accrued interest, to repurchase approximately $45 million of our outstanding unsecured notes and to pay customary fees and expenses of the transactions.

We will continue to report as outstanding debt on our consolidated balance sheet the $135 million principal amount of KGE first mortgage bonds due December 15, 2003, until the funds that have been irrevocably deposited with the trustee are used to retire such bonds at maturity. The cash deposited with the trustee is included in our consolidated balance sheet as part of restricted cash and can only be used for the purpose of repaying this indebtedness and related interest.

14. CALL OPTION

In August 1998, we entered into a call option with an investment bank related to the issuance of $400 million of our putable/callable notes. This call option is required to be settled by August 2003 through either a cash payment or a remarketing or refinancing of the putable/callable notes. The ultimate value of the call option will be based on the difference between the 10-year United States treasury rate on August 12, 2003 and 5.44%. If the 10-year United States treasury rate on August 12, 2003 is less than 5.44%, we will have a liability to the investment bank at that time. At December 31, 2002, our potential liability under the call option was $62.2 million. Based on the 10-year forward treasury rate on March 14, 2003 of 3.91%, we would be obligated to make a cash payment of approximately $69.1 million to settle the call option if we did not remarket or refinance the notes. The amount of our liability will increase or decrease approximately $5 million for every 10-basis point change in the 10-year forward treasury rate. If settled through a remarketing or refinancing, any liability related to the call option will be amortized as a credit to interest expense over the term of the new debt. The investment bank will price the notes to yield a market premium adequate to allow the investment bank to retain proceeds equal to the fair value of the call option at settlement.

At the time of issuance of the notes in 1998, we were not required by GAAP to account separately for the call option. However, when we began retiring these notes as a part of our overall debt reduction strategy, the portion of the call option associated with the retired notes became a free-standing option required to be treated as a derivative instrument under SFAS No. 133. In addition, under SFAS No. 133, we are required to mark to market changes in the anticipated amount of the liability related to the portion of the $400 million in notes that have been retired so that our balance sheet reflects the current fair value of the free standing portion of the call option. For 2002, we recognized a loss of $10.1 million, net of $6.7 million tax benefit, related to the fair value of the call option associated with the putable/callable notes at the time the notes were retired. This loss is included in our consolidated statements of income as part of the gain on extinguishment of debt line item of other income. For 2002, we also recorded an additional non-cash charge of $13.6 million, net of $9.0 million tax benefit, to reflect mark to market changes in the fair value of the call option associated with the retired notes. This charge is reflected in the other line item of other income in our consolidated statements of income. In total, the loss recorded related to the fair value of the call option for the year ended December 31, 2002 was $23.7 million, net of $15.7 million tax benefit.

15. EMPLOYEE BENEFIT PLANS

Pension

We maintain qualified noncontributory defined benefit pension plans covering substantially all utility employees. Pension benefits are based on years of service and the employee’s compensation during the five highest paid consecutive years out of ten before retirement. Our policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. We also maintain a non-qualified Executive Salary Continuation Plan for the benefit of certain officers.

Post-retirement Benefits

We accrue the cost of post-retirement benefits, primarily medical benefit costs, during the years an employee provides service.

The following tables summarize the status of our pension and other post-retirement benefit plans:

	Pension Benefits		Post-retirement Benefits
	December 31,
	2002	2001	2002		2001
	(In Thousands)
Change in Benefit Obligation:
Benefit obligation, beginning of year	$423,814	$383,403		$108,630		$102,530
Obligation for additional plans	3,308	—		—		—
Service cost	9,149	9,042		1,414		1,477
Interest cost	31,337	28,783		7,739		7,344
Plan participants’ contributions	—	—		1,742		1,189
Benefits paid	(30,823)	(23,982)		(9,399)		(7,741)
Assumption changes	23,581	39		10,112		587
Actuarial losses (gains)	4,900	21,662		8,732		2,697
Curtailments, settlements and special term benefits	12,873	4,867		—		547

Benefit obligation, end of year	$478,139	$423,814		$128,970		$108,630

Change in Plan Assets:
Fair value of plan assets, beginning of year	$467,062	$490,173		$577		$394
Actual return on plan assets	(58,463)	(2,144)		(740)		19
Employer contribution	4,524	3,015		20,449		6,716
Plan participants’ contributions	—	—		1,742		1,189
Benefits paid	(30,823)	(23,982)		(9,399)		(7,741)

Fair value of plan assets, end of year	$382,300	$467,062		$12,629		$577

Funded status	$(95,839)	$43,248		$(116,341)		$(108,053)
Unrecognized net (gain) loss	71,877	(65,477)		31,772		14,447
Unrecognized transition obligation, net	334	141		40,207		44,195
Unrecognized prior service cost	21,631	24,071		(2,330)		(2,797)

Prepaid (accrued) post-retirement benefit costs	$(1,997)	$1,983		$(46,692)		$(52,208)

Amounts Recognized in the Statement of Financial Position Consist Of:
Prepaid benefit cost	$20,993	$19,687	$	N/A	$	N/A
Accrued benefit liability	(23,057)	(17,704)		(46,692)		(52,208)
Additional minimum liability	(9,068)	(7,370)		N/A		N/A
Intangible asset	1,015	658		N/A		N/A
Accumulated other comprehensive income	8,120	6,712		N/A		N/A

Net amount recognized	$(1,997)	$1,983		$(46,692)		$(52,208)

Actuarial Assumptions:
Discount rate	6.5%-6.75%	7.25%		6.5%-6.75%		7.25%
Expected rate of return	9.0%-9.25%	9.0%-9.25%		9.0%-9.25%		9.0%-9.25%
Compensation increase rate	3.75%-5.0%	4.0%-5.0%		3.75%-4.0%		4.0%-5.0%
Medical trend rate	—	—		10.0%		5.25%-6.0%

	Pension Benefits			Post-retirement Benefits
	December 31,
	2002	2001	2000	2002	2001	2000
	(In Thousands)
Components of Net Periodic (Benefit) Cost:
Service cost	$9,149	$9,042	$7,972	$1,414	$1,477	$1,344
Interest cost	31,337	28,783	26,977	7,739	7,344	7,157
Expected return on plan assets	(44,761)	(43,001)	(39,143)	(52)	(36)	(24)
Amortization of unrecognized transition obligation, net	(194)	34	34	3,989	3,987	3,988
Amortization of unrecognized prior service costs	3,327	3,317	3,317	(467)	(466)	(466)
Amortization of (gain) loss, net	(5,911)	(8,327)	(9,427)	992	794	457
Curtailments, settlements and special term benefits	12,873	6,133	9	—	547	—

Net periodic (benefit) cost	$5,820	$(4,019)	$(10,261)	$13,615	$13,647	$12,456

In selecting an assumed discount rate, fixed income security yield rates for 30-year Treasury bonds and corporate high-grade bond yields are considered. The assumed rate of return on plan assets is based on long-term returns forecast for the type of investments held by the plan.

Pension plan assets are primarily made up of equity and fixed income investments. The market value of the plan assets has been affected by declines in equity markets. At December 31, 2002, the fair value of pension plan assets was $382.3 million. Actual return on plan assets declined by approximately $2.1 million during 2001 and by approximately $58.5 million during 2002. Absent a substantial recovery in the equity markets, pension costs, cash funding requirements and the additional pension liability could substantially increase in future years.

For measurement purposes, an annual health care cost growth rate of 10% was assumed for 2002, decreasing by 1% per year to 5% in 2007 and thereafter. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by 1% each year would increase the present value of the accumulated projected benefit obligation by $2.2 million and the aggregate of the service and interest cost components by $0.2 million. A 1% decrease in the trend rate would decrease the present value of the accumulated projected benefit obligation by $2.2 million and the aggregate of the service and interest cost components by $0.2 million.

Savings Plans

We maintain savings plans in which substantially all employees participate, with the exception of Protection One and Protection One Europe employees. We match employees’ contributions up to specified maximum limits. Our contributions to the plans are deposited with a trustee and are invested in one or more funds, including the company stock fund at the direction of plan participants. Our contributions were $3.8 million for 2002, $4.4 million for 2001 and $3.9 million for 2000.

Under our qualified employee stock purchase plan established in 1999, full-time, non-union employees may purchase designated shares of our common stock at no more than a 15% discounted price. Our employees purchased 46,431 shares in 2002 at an average price of $8.43 per share. Employees purchased 67,519 shares at an average price of $14.56 per share in 2001 and employees purchased 249,050 shares at an average price of $14.00 per share in 2000. A total of 1,250,000 shares of common stock have been reserved for issuance under this program.

Protection One also maintains a savings plan. Contributions are allocated among participants based upon the respective contributions made by the participants through salary reductions during the year. Protection One’s matching contributions may be made in Protection One common stock, in cash or in a combination of both stock and cash. Protection One’s matching cash contribution to the plan was approximately $1.1 million for 2002, $1.1 million for 2001 and $0.7 million for 2000.

Protection One maintains a qualified employee stock purchase plan that allows eligible employees to acquire shares of Protection One common stock at no more than a 15% discounted price. Employees purchased 151,244 shares in 2002 at an average price of $1.69 per share. Employees purchased 489,791 shares at an average price of $0.77 per share in 2001 and 145,523 shares at an average price of $0.69 per share in 2000. A total of 1,650,000 shares of common stock have been reserved for issuance under this program.

Stock Based Compensation Plans

We have a long-term incentive and share award plan (LTISA Plan), which is a stock-based compensation plan in which utility employees are eligible for awards. The LTISA Plan was implemented as a means to attract, retain and motivate employees and board members (plan participants). Under the LTISA Plan, we may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, RSUs, performance shares and performance share units to plan participants. Up to five million shares of common stock may be granted under the LTISA Plan. Dividend equivalents accrue on the awarded RSUs. Dividend equivalents are the right to receive cash equal to the value of dividends paid on our common stock.

During 2002, 584,165 RSUs were granted to a broad-based group of over 800 non-union employees. Each RSU represents a right to receive one share of our common stock at the end of the restricted period assuming performance criteria are met. In addition, RSUs linked to 783,400 shares of Protection One common stock and 12,193 shares of Guardian International, Inc. preferred stock held by us were granted to certain officers. During 2001, 579,915 RSUs were granted. Also in 2000, non-union employees were offered the opportunity to exchange their stock options for RSUs of approximately equal economic value. As a result, 2,246,865 stock options were canceled in 2000 in exchange for 614,741 RSUs. The grant of RSUs is shown as a separate component of shareholders’ equity. Unearned compensation is being amortized to expense over the vesting period. This compensation expense is shown as a separate component of shareholders’ equity.

During the second quarter of 2002, active employees awarded RSUs in prior years were allowed to exchange eligible RSUs for shares of common stock. As a result, approximately 145,000 RSUs were exchanged for approximately 105,000 shares of our common stock. In addition, approximately 317,000 RSUs held by certain executive officers were exchanged for approximately 12,500 shares of Guardian International, Inc. preferred stock held by us. Compensation expense associated with this exchange totaled approximately $9.0 million for 2002. Also, in September 2002, former employees had the opportunity to convert vested RSUs into common stock. As a result, 34,433 shares of our common stock were issued in exchange for 68,865 RSUs.

Another component of the LTISA Plan is the Executive Stock for Compensation program, where in the past eligible employees were entitled to receive RSUs in lieu of current cash compensation. The Executive Stock for Compensation program was modified in 2001 to pay a portion of current compensation in the form of stock. Although this plan was discontinued, dividends will continue to be paid to plan participants on their outstanding plan balance until distribution. At the end of the deferral period, RSUs are paid in the form of stock. In 2002, plan participants were awarded 12,121 shares of common stock for dividends. In 2001, eligible employees were awarded 31,881 shares of common stock representing $0.7 million of compensation. In 2000, 95,000 RSUs were awarded in lieu of $1.3 million in cash compensation. Participants received common stock distributions of 40,097 shares in 2002 and 974 shares in 2001 and 2,978 shares in 2000.

Stock options under the LTISA plan are as follows:

	As of December 31,
	2002		2001		2000
	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price
Outstanding, beginning of year	552.3	$34.02	498.3	$34.46	2,117.1	$34.21
Granted	—	—	—	—	814.2	15.31
Exercised	(2.6)	18.71	(2.3)	15.31	—	—
Forfeited/Adjusted	(317.1)	35.57	56.3	29.30	(2,433.0)	29.08

Outstanding, end of year	232.6	32.08	552.3	34.02	498.3	34.46

Weighted-average fair value of awards granted during the year		$—		$—		$2.14

Stock options issued and outstanding at December 31, 2002 are as follows:

	Range of Exercise Price	Number Issued and Outstanding	Weighted- Average Contractual Life in Years	Weighted- Average Exercise Price
Options—Exercisable:
2000	$15.3125	7,599	8	$15.31
1999	27.8125 - 32.125	22,900	7	29.52
1998	38.625 - 43.125	55,890	6	41.15
1997	30.750	98,240	5	30.75
1996	29.250	44,095	4	29.25

		228,724

Options—Not Exercisable:
2000	$15.3125	3,914	8	$15.31

Total outstanding		232,638

RSUs under the LTISA plan are as follows:

	As of December 31,
	2002		2001		2000
	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price
Outstanding, beginning of year	1,902.9	$22.87	1,607.4	$18.90	301.5	$33.70
Granted	584.2	13.28	579.9	40.05	1,325.1	15.61
Exercised	(291.8)	18.81	(275.7)	19.08	(0.5)	15.63
Forfeited	(575.4)	28.70	(8.7)	17.86	(18.7)	24.35

Outstanding, end of year	1,619.9	18.08	1,902.9	22.87	1,607.4	18.90

RSUs issued and outstanding at December 31, 2002 are as follows:

	Range of Fair Value at Grant Date	Number Issued and Outstanding
Restricted share units:
2002	$9.90 - 19.78	578,400
2001	24.84 - 27.83	197,050
2000	15.3125 - 19.875	711,418
1999	27.8125 - 32.125	64,000
1998	38.625	69,000

Total outstanding		1,619,868

An equal number of dividend equivalents was issued to recipients of stock options and RSUs. Recipients of RSUs receive dividend equivalents when dividends are paid on shares of company stock. The value of each dividend equivalent related to stock options is calculated by accumulating dividends that would have been paid or payable on a share of company common stock. The dividend equivalents, with respect to stock options, expire after nine years from date of grant. The weighted-average fair value at the grant-date of the dividend equivalents on stock options was $6.35 in 2002 and $6.28 in 2001.

The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes Option Pricing model. The model assumed the following at December 31, 2000. There were no options granted in 2002 or 2001.

2000
Dividend yield	6.32%
Expected stock price volatility	16.42%
Risk-free interest rate	5.79%
Remaining expected option life	5 years

Protection One Stock Warrants and Options

Protection One has outstanding stock warrants and options that were considered reissued and exercisable upon our acquisition of Protection One on November 24, 1997. The 1997 Long-Term Incentive Plan (the LTIP), approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 4.2 million shares of Protection One are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

Options issued since 1997 have a term of 10 years and vest ratably over 3 years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

A summary of warrant and option activity for Protection One common stock from December 31, 2000 through December 31, 2002 is as follows:

	December 31,
	2002		2001		2000
	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price	Shares (Thousands)	Weighted- Average Exercise Price
Outstanding, beginning of year	5,670.1	$4.840	4,664.5	$6.294	4,048.1	$7.426
Granted	797.5	2.201	2,045.5	1.329	922.5	1.437
Exercised	(60.6)	1.422	(65.6)	1.438	(5.4)	3.890
Forfeited	(1,144.1)	10.063	(974.3)	4.658	(300.7)	6.670

Outstanding, end of year	5,262.9	3.334	5,670.1	4.840	4,664.5	6.294

Stock options and warrants of Protection One issued and outstanding at December 31, 2002 is as follows:

	Range of Exercise Price	Number Issued and Outstanding	Weighted- Average Contractual Life in Years	Weighted- Average Exercise Price
Exercisable:
1995	$6.375 - $6.500	46,800	2	$6.4872
1996	8.000 - 15.000	130,000	3	9.8865
1997	9.500 - 15.000	75,000	4	10.4167
1998	11.000	348,000	5	11.0000
1999	5.250 - 8.9275	414,414	6	8.4780
2000	1.4375	270,232	7	1.4375
2001	0.875 - 1.48	621,850	8	1.3284

1993 Warrants	0.167	428,400	1	0.1670
1995 Note Warrants	3.890	780,837	2	3.8900

Total		3,115,533

Not Exercisable:
2000 options	$1.4375	102,796	7	$1.4375
2001 options	0.875 - 1.48	1,247,024	8	1.3272
2002 options	2.07 - 2.75	797,500	9	2.2007

Total		2,147,320

Total outstanding		5,262,853

On April 16, 2001, Protection One granted an option to purchase an aggregate of 875,000 shares of its common stock to its chief executive officer as part of his employment agreement with Protection One. The option has a term of ten years and vests ratably over three years. The purchase price of the shares issuable pursuant to the option is $1.32 per share while the fair market value of the common stock at the date of the option grant was $1.79 per share resulting in $0.4 million in deferred compensation expense amortized over three years. The expense amounts were $0.1 million and $0.1 million, respectively, for 2002 and 2001.

The weighted average fair value of options for Protection One stock granted by Protection One estimated on the date of grant was $1.95 during 2002, $0.98 during 2001 and $1.13 during 2000. The fair value was calculated using the following assumptions:

	Year Ended December 31,
	2002	2001	2000
Expected stock price volatility	91.30%	83.92%	92.97%
Risk free interest rate	5.12%	4.95%	4.88%
Expected option life	7 years	7 years	6 years

On April 16, 2001, Protection One granted an option to purchase an aggregate of 250,000 shares of its common stock to Guardian International, Inc. (Guardian), in connection with the hiring of Protection One’s chief executive officer, who was formerly the chief executive officer of Guardian. The option has a term of ten years and vests ratably over three years. The purchase price of the shares issuable pursuant to the option is $1.32 per share while the fair market value of the common stock at the date of the option grant was $1.79 per share resulting in $0.4 million expense in 2001. On December 31, 2001, all shares were outstanding and none were exercisable. On December 31, 2002, all shares were outstanding and 83,334 shares are exercisable. The shares issued to Guardian are not included in the outstanding options listed in the above tables.

Split Dollar Life Insurance Program

        In 1998, we established a split dollar life insurance program for our benefit and the benefit of certain of our executive officers. Under the program, we purchased life insurance policies, which provide the beneficiary a death benefit in an amount equal to the face amount of the policy reduced by the greater of (i) all premiums paid by the company or (ii) the cash surrender value of the policy, which amount, at the death of the executive, will be returned to us. We retain an equity interest in the death benefit and cash surrender value of the policy to secure this repayment obligation.

Subject to certain conditions, executive officers may transfer to us their interest in the death benefit based on a predetermined formula. The liability associated with this program was $12.0 million as of December 31, 2002 and $18.6 million as of December 31, 2001. The obligations under this program can increase and decrease based on our total return to shareholders and payments to plan participants. This liability decreased approximately

$6.6 million in 2002 due to payments to plan participants, $0.5 million in 2001 due to balance adjustments, and $12.8 million in 2000 due primarily to payments to plan participants.

16. INCOME TAXES

Income tax expense (benefit) is composed of the following components at December 31:

	2002	2001	2000
	(In Thousands)
Current income taxes:
Federal	$(153,431)	$(21,942)	$39,747
State	(4,432)	(186)	10,131
Deferred income taxes:
Federal	(77,040)	(28,363)	18,060
State	8,933	1,180	9,585
Investment tax credit amortization	(4,793)	(6,646)	(6,045)

Total	(230,763)	(55,957)	71,478

Less taxes classified in:
Discontinued operations	(823)	40	226
Cumulative effects of accounting changes	(72,335)	12,347	(1,097)

Total income tax (benefit) expense	$(157,605)	$(68,344)	$72,349

Temporary differences related to deferred tax assets and deferred tax liabilities are summarized in the following table.

	December 31,
	2002	2001
	(In Thousands)
Deferred tax assets:
Deferred gain on sale-leaseback	$71,609	$76,806
Customer accounts	146,094	60,023
General business credit carryforward(a)	28,469	28,494
Accrued liabilities	22,314	23,511
Disallowed plant costs	15,587	16,650
Long-term energy contracts	12,814	13,538
Goodwill	76,680	374
Other	152,989	97,799

Total deferred tax assets	$526,556	$317,195

Deferred tax liabilities:
Accelerated depreciation	$676,856	$617,682
Acquisition premium	259,162	267,161
Deferred future income taxes	198,866	222,071
Investment tax credits	79,584	84,900
Other	126,965	123,090

Total deferred tax liabilities	$1,341,433	$1,314,904

(a) Balance represents unutilized tax credits generated from affordable housing partnerships in which we sold the majority of our interests in 2001. These credits expire beginning 2019 through 2022.

Deferred tax assets and liabilities are reflected on our consolidated balance sheets as follows:

	December 31,
	2002	2001
	(In Thousands)
Current deferred tax assets, net	$—	$23,284
Current deferred tax liabilities, net	2,998	—
Non-current deferred tax liabilities, net	811,879	1,020,993

Net deferred tax liabilities	$814,877	$997,709

In accordance with various rate orders, we have not yet collected through rates certain accelerated tax deductions, which have been passed on to customers. We believe it is probable that the net future increases in income taxes payable will be recovered from customers. We have recorded a regulatory asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided. This liability is classified above as deferred future income taxes.

The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

	For the Year Ended December 31,
	2002	2001	2000
Effective income tax rate	(48.7)%	(64.0)%	33.9%
Effect of:
State income taxes	(1.1)	0.8	(6.0)
Amortization of investment tax credits	1.5	6.2	2.8
Corporate-owned life insurance policies	3.6	12.8	5.4
Affordable housing tax credits	0.1	9.1	5.0
Accelerated depreciation flow through and amortization	(1.5)	(0.1)	(1.8)
Dividends received deduction	3.0	9.6	4.6
Amortization of goodwill	—	(14.2)	(8.3)
Settlement of outstanding state income tax issue	6.9	(1.0)	(1.4)
Protection One Europe goodwill impairment	(11.0)	—	—
Minority interest in subsidiary investment	11.9	4.0	1.0
Other	0.3	1.8	(0.2)

Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%

17. COMMITMENTS AND CONTINGENCIES

City of Wichita Franchise

KGE’s franchise with the City of Wichita to provide retail electric service is effective through December 1, 2003. We are currently negotiating with the City of Wichita for a long-term franchise agreement. There can be no assurance that we can successfully renegotiate the franchise with terms similar, or as favorable, as those in the current franchise. Under Kansas law, KGE will continue to have the right to serve the customers in Wichita following the expiration of the franchise. Customers within the Wichita metropolitan area account for approximately 21% of our total energy sales volumes.

Purchase Orders and Contracts

As part of our ongoing operations and construction program, we have purchase orders and contracts, excluding fuel (which is discussed below under “— Fuel Commitments,”) that have an unexpended balance of approximately $153.1 million at December 31, 2002, of which $32.2 million has been committed. The $32.2 million commitment relates to purchase obligations issued and outstanding at year-end, as well as a contract tariff for telecommunication services.

The aggregate amount of required payments at December 31, 2002 is as follows:

Committed Amount
(In Thousands)
2003	$24,475
2004	7,469
2005	270
2006	11

$32,225

Clean Air Act

We must comply with the provisions of The Clean Air Act Amendments of 1990 that require a two-phase reduction in certain emissions. We have installed continuous monitoring and reporting equipment to meet the acid rain requirements. Material capital expenditures have not been required to meet Phase II sulfur dioxide and nitrogen oxide requirements. We may purchase SO2 allowances as necessary to meet these requirements.

Manufactured Gas Sites

We have been associated with 15 former manufactured gas sites located in Kansas that may contain coal tar and other potentially harmful materials. We and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at these sites. The terms of the consent agreement will allow us to investigate these sites and set remediation priorities based on the results of the investigations and risk analysis. At December 31, 2002, the costs incurred for preliminary site investigation and risk assessment have been minimal. In accordance with the terms of the strategic alliance with ONEOK, ownership of twelve of these sites and the responsibility for clean up of these sites were transferred to ONEOK. The ONEOK agreement limits our future liability associated with these sites to an immaterial amount. Our investment earnings from ONEOK could be impacted by these costs.

EPA New Source Review

The Environmental Protection Agency (EPA) is conducting an enforcement initiative at a number of coal-fired power plants in an effort to determine whether modifications at those facilities were subject to New Source Review requirements or New Source Performance Standards under the Clean Air Act. The EPA has requested information from us under Section 114(a) of the Clean Air Act (Section 114). A Section 114 information request requires us to provide responses to specific EPA questions regarding certain projects and maintenance activities that the EPA believes may have violated the New Source Performance Standard and New Source Review requirements of the Clean Air Act. The EPA contends that power plants are required to update emission controls at the time of major maintenance or capital activity. We believe that maintenance and capital activities performed at our power plants are generally routine in nature and are typical for the industry. We are complying with this information request, but cannot predict the outcome of this investigation at this time. Should the EPA determine to take action, the resulting additional costs to comply could be material. We would expect to seek recovery through rates of any settlement amounts.

The EPA has initiated civil enforcement actions against other unaffiliated utilities as part of its initiative. Settlement agreements entered into in connection with some of these actions have provided for expenditures to be made over extended time periods.

Solid Waste Landfills

We have operating solid waste landfills at Jeffrey Energy Center, Tecumseh Energy Center and Lawrence Energy Center (LEC) for the single purpose of disposing of coal combustion waste material. Additionally, there is one retired landfill at both LEC and Neosho Energy Center. All landfills are permitted by the KDHE and meet all applicable requirements. The operating landfill at LEC is projected to be full by 2007 requiring us to permit and construct a new landfill at this site. It is anticipated that the lead time for permitting a new landfill may be significant, which will require this activity to begin in 2003.

Superfund Sites

In December 1999, we were identified as one of more than 1,000 potentially responsible parties at an EPA Superfund site in Kansas City, Kansas (Kansas City site). Based upon previous experience and the limited nature of our business transactions with the previous owners of the site, our obligation, if any, at the Kansas City site is not expected to have a material impact on our financial position or results of operations.

Nuclear Decommissioning

Decommissioning is a nuclear industry term for the permanent shutdown of a nuclear power plant and the removal of radioactive components in accordance with Nuclear Regulatory Commission (NRC) requirements. The NRC will terminate a plant’s license and release the property for unrestricted use when a company has reduced the residual radioactivity of a nuclear plant to a level mandated by the NRC. The NRC requires companies with nuclear plants to prepare formal financial plans to fund decommissioning. These plans are designed so that funds required for decommissioning will be accumulated prior to the termination of the license of the related nuclear power plant.

We accrue decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs, which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

The KCC reviews our decommissioning fund financial plans in two phases. Phase one is the approval of the decommissioning study, the current year dollar amount and the future year dollar amount. Phase two is the filing of a “funding schedule” by the owner of the nuclear facility detailing its plans of how to fund the future year dollar amount for the pro rata share of the plant.

On February 25, 2002, we filed an application with the KCC to modify the funding schedule to reflect an assumed life of Wolf Creek through 2045 (see Note 3). This modification was granted on March 8, 2002. The filing reflects the current estimate in 1999 dollars of $221 million, but a future estimate in 2045 through 2054 of $1.28 billion. An updated decommissioning and dismantlement cost estimate was filed with the KCC on August 30, 2002. Costs outlined by this study were developed to decommission Wolf Creek following a shutdown. The analyses relied upon the site-specific, technical information developed in 1999, updated to reflect current plant conditions and operating assumptions. Based on this study, our share of Wolf Creek’s decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $220 million in 2002 dollars. These costs include decontamination, dismantling and site restoration and are not inflated, escalated, or discounted over the period of expenditure. We anticipate a KCC order on the August 2002 decommissioning study in the second quarter of 2003. The actual decommissioning costs may vary from the estimates because of changes in technology and changes in costs for labor, materials and equipment.

We will file a funding schedule to reflect the KCC’s order on the August 2002 decommissioning study by the end of the second quarter of 2003 and anticipate a KCC order on the funding schedule in the third quarter of 2003.

Decommissioning costs are currently being charged to operating expense in accordance with the July 25, 2001 KCC rate order as modified by the KCC’s approval of the March 8, 2002 funding schedule. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek as determined by the KCC through 2045. The Nuclear Regulatory Commission (NRC) requires that funds to meet its decommissioning funding assurance requirement be in our decommissioning fund by the time our license expires in 2025. We believe that the KCC approved funding level will be sufficient to meet the NRC minimum financial assurance requirement.

Amounts expensed approximated $3.85 million in 2002 and will remain unchanged through 2044, subject to the August 2002 decommissioning cost review and revised funding schedule to be filed in the second quarter of 2003. These amounts are deposited in an external trust fund. The average after-tax expected return on trust assets is 5.56%.

Our investment in the decommissioning fund is recorded at fair value, including reinvested earnings. It approximated $63.5 million at December 31, 2002 and $66.6 million at December 31, 2001. The balance in the trust fund decreased from 2001 to 2002 due to the decline in the market value of equity securities held in the trust. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 provides accounting requirements for the recognition and measurement of liabilities associated with the retirement of tangible long-lived assets. Under the standard, these liabilities will be recognized at fair value as incurred and capitalized and depreciated over the appropriate period as part of the cost of the related tangible long-lived assets. The adoption of SFAS No. 143 will not impact income. Any income effects are offset by a regulatory asset created pursuant to SFAS No. 71. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes, written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

We adopted SFAS No. 143 on January 1, 2003, which required us to recognize and estimate the liability for our 47% share of the estimated cost to decommission Wolf Creek. SFAS No. 143 requires the recognition of the present value of the asset retirement obligation we incurred at the time Wolf Creek was placed into service in 1985. On January 1, 2003, we recorded an asset retirement obligation of $74.7 million. In addition, we increased our property and equipment balance, net of accumulated depreciation, by $10.7 million. These amounts were estimated based on the calculation guidelines of SFAS No. 143. We also established a regulatory asset for $64.0 million, which represents the accretion of the liability since 1985 and the increased depreciation expense associated with the increase in plant.

Storage of Spent Nuclear Fuel

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. Wolf Creek pays the DOE a quarterly fee of one-tenth of a cent for each kilowatt-hour of net nuclear generation produced for the future disposal of spent nuclear fuel. These disposal costs are charged to cost of sales.

A permanent disposal site will not be available for the nuclear industry until 2010 or later. Under current DOE policy, once a permanent site is available, the DOE will accept spent nuclear fuel on a priority basis. The owners of the oldest spent fuel will be given the highest priority. As a result, disposal services for Wolf Creek will not be available prior to 2016. Wolf Creek has on-site temporary storage for spent nuclear fuel. In early 2000, Wolf Creek completed replacement of spent fuel storage racks to increase its on-site storage capacity for all spent fuel expected to be generated by Wolf Creek through the end of its licensed life in 2025.

On February 14, 2002, the Secretary of Energy submitted to the President a recommendation for approval of the Yucca Mountain site in Nevada for the development of a nuclear waste repository for the disposal of spent nuclear fuel and high level nuclear waste from the nation’s defense activities. In July 2002, the President signed a resolution approving the Yucca Mountain site after receiving the approval of this site from the U.S. Senate and House of Representatives. This action allows the DOE to apply to the NRC to license the project. The DOE expects that this facility will open in 2010. However, the opening of the Yucca Mountain site could be delayed due to litigation and other issues related to the site as a permanent repository for spent nuclear fuel.

Nuclear Insurance

We maintain nuclear insurance for Wolf Creek in four areas: liability, worker radiation, property and accidental outage. These policies contain certain industry standard exclusions, including, but not limited to, ordinary wear and tear, and war. Terrorist acts are not excluded from the property and accidental outage policies, but are covered as a common occurrence under the Non-Terrorism Risk Insurance Act. The term common occurrence means that if terrorist acts occur against one or more commercial nuclear power plants insured by our insurance company within a 12-month period, all of these terrorist acts will be treated as one event and the owners of the plants will share one full limit of each type of policy, which is currently $3.24 billion plus any reinsurance recoverable by Nuclear Electric Insurance Limited (NEIL), our insurance provider. Currently there is $1 billion of reinsurance purchased by NEIL. Claims that arise from terrorist acts are also covered by our nuclear liability and worker radiation policies. These policies are subject to one industry aggregate limit for such acts, currently $300 million for the risk of terrorism. Unlike the property and accidental outage policies, an industry-wide retrospective assessment program (discussed below) applies once the nuclear liability and worker radiation policies have been exhausted.

Nuclear Liability Insurance

Pursuant to the Price-Anderson Act, we are required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability, which is currently approximately $9.5 billion. This limit of liability consists of the maximum available commercial insurance of $300 million, and the remaining $9.2 billion is provided through mandatory participation in an industry-wide retrospective assessment program. Under this retrospective assessment program, we can be assessed up to $88.1 million per incident at any commercial reactor in the country, payable at no more than $10 million per incident per year. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. This assessment also applies in excess of our worker radiation claims insurance. In addition, the U.S. Congress could impose additional revenue-raising measures to pay claims. If the $9.5 billion liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims.

The Price-Anderson Act expired in August 2002. In late 2002, a renewal act was approved by Congress to be part of an energy bill to extend the Act for 15 years from August 1, 2002. The renewal act would have increased the annual retrospective premium limit from $10 million to $15 million per reactor per incident and increased the maximum potential assessment from $88.1 million to $98.7 million per reactor per incident. Although the renewal act was approved by Congress, the energy bill was never signed by the President. However, in February 2003, the Act was extended to December 31, 2003 with no changes except for its expiration date. We expect that the Act will be renewed, but we are unable to predict whether the Act will be modified as proposed in 2002.

Nuclear Property Insurance

The owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.75 billion ($1.3 billion our share). This insurance is provided by NEIL. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. Our share of any remaining proceeds can be used to pay for property damage or decontamination expenses or, if certain requirements are met including decommissioning the plant, toward a shortfall in the decommissioning trust fund.

Accidental Nuclear Outage Insurance

The owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If significant losses were incurred at any of the nuclear plants insured under the NEIL policies, we may be subject to retrospective assessments under the current policies of approximately $24.5 million ($11.5 million our share).

Although we maintain various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, our insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on our financial condition and results of operations.

Fuel Commitments

To supply a portion of the fuel requirements for our generating plants, we have entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 2002, our share of WCNOC’s nuclear fuel commitments were approximately $5.0 million for uranium concentrates expiring in 2003, $0.6 million for conversion expiring in 2003, $21.5 million for enrichment expiring at various times through 2006 and $57.5 million for fabrication through 2025.

At December 31, 2002, our coal and coal transportation contract commitments in 2002 dollars under the remaining terms of the contracts were approximately $2.0 billion. The largest contract expires in 2020, with the remaining contracts expiring at various times through 2013.

At December 31, 2002, our natural gas transportation commitments in 2002 dollars under the remaining terms of the contracts were approximately $56.2 million. The natural gas transportation contracts provide firm service to several of our gas burning facilities and expire at various times through 2010, except for one contract that expires in 2016.

Energy Act

As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment decontamination and decommissioning fund. Our portion of the assessment for Wolf Creek is approximately $8.1 million. To date, we have paid approximately $6.8 million, with the remainder payable over the next four years. Such costs are recovered through the ratemaking process.

18. LEGAL PROCEEDINGS

We, Westar Industries, Protection One, its subsidiary Protection One Alarm Monitoring, Inc. (Monitoring) and certain present and former officers and directors of Protection One were defendants in a purported class action litigation in the U.S. District Court for the Central District of California, “Alec Garbini, et al v. Protection One, Inc., et al,” No. CV 99-3755 DT (RCx). On August 20, 2002, the parties filed a Stipulation of Settlement which provided for, among other things, no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit, and a $7.5 million payment to the plaintiffs, which has been fully funded by Protection One’s existing insurance. On November 4, 2002, the district court approved the settlement and entered an Order and Final Judgment. The court certified a class for settlement purposes consisting of all persons and entities who purchased or otherwise acquired the common stock of Protection One during the time period beginning and including February 10, 1998 through February 2, 2001. The Order and Final Judgment provides for, among other things, dismissal with prejudice and release of all Class members’ claims against us, Westar Industries, Protection One, Monitoring, and the present and former officers and directors of Protection One.

We and the Public Service Company of New Mexico settled the litigation between us on September 24, 2002. Each side agreed to release all of its claims and potential claims in connection with the transaction.

We and certain of our present and former officers are defendants in five purported class action lawsuits filed during January and February 2003 in U.S. District Court in Topeka, Kansas. All of the lawsuits allege securities law violations resulting from power marketing transactions with Cleco Corporation (Cleco) and the first and second quarter 2002 restatements related to the revised goodwill impairment charge and the mark to market charge on our putable/callable notes. We intend to vigorously defend against these actions. We are unable to predict the ultimate impact of this matter on our financial position, results of operations and cash flows.

We and certain of our present and former officers are defendants in purported class action lawsuits filed during March 2003 in U.S. District Court in Topeka, Kansas on behalf of participants in and beneficiaries of our Employees’ 401(k) Savings Plan. All of the lawsuits allege violations of the Employee Retirement Income Security Act arising from the conduct of certain present and former officers who served or are serving as fiduciaries for the plan. The conduct is related to the matters alleged as a basis for securities law violations in the class action lawsuits disclosed in the preceding paragraph. We intend to vigorously defend against these actions. We are unable to predict the ultimate impact of this matter on our financial position, results of operations and cash flows.

We and our subsidiaries are involved in various other legal, environmental and regulatory proceedings. We believe that adequate provisions have been made and accordingly believe that the ultimate disposition of such matters will not have a material adverse effect upon our overall financial position or results of operations.

See also Notes 3, 19 and 35 for discussion of KCC regulatory proceedings and a FERC proceeding, an investigation by the United States Attorney’s Office, an inquiry by the Securities and Exchange Commission (SEC), an investigation by FERC of certain of our power transactions and potential liabilities to David C. Wittig and Douglas T. Lake.

19. ONGOING INVESTIGATIONS

Grand Jury Subpoena

On September 17, 2002, we were served with a federal grand jury subpoena by the United States Attorney’s Office in Topeka, Kansas, requesting information concerning the use of aircraft and our annual shareholder meetings. Since that date, the United States Attorney’s Office has served additional subpoenas on us and certain of our employees requesting further information concerning the use of aircraft; executive compensation arrangements with Mr. Wittig, Mr. Lake and other former and present officers; the proposed rights offering of Westar Industries stock; and the company in general. We are providing information in response to these requests and are fully cooperating in the investigation. We have not been informed that we are a target of the investigation. We are unable to predict the ultimate outcome of the investigation or its impact on us.

Securities and Exchange Commission Inquiry

On November 1, 2002, the SEC notified us that it would be conducting an inquiry into the matters involved in the restatement of our first and second quarter 2002 financial statements. Our counsel has communicated with the SEC about these matters and other matters within the scope of the grand jury investigation. We are unable to predict the ultimate outcome of the inquiry or its impact on us.

Special Committee Investigation

Our board of directors appointed a Special Committee of directors to investigate management matters and matters that are the subject of the grand jury investigation and SEC inquiry. The Special Committee retained counsel and other advisors. The Special Committee investigation has been completed and has not resulted in adjustments to our consolidated financial statements.

FERC Subpoena

On December 16, 2002, we received a subpoena from FERC seeking details on power trades with Cleco and its affiliates, documents concerning power transactions between our system and our marketing operations and information on power trades in which we or other trading companies acted as intermediaries.

Cleco publicly disclosed in November 2002 that Cleco and its affiliates had engaged in certain trades that may have violated FERC affiliate transaction rules applicable to Cleco. The affiliate transactions involved power sales from one Cleco affiliate to Westar Energy and then back to another or the same Cleco affiliate. The transactions totaled approximately $3.8 million in 2002, $12.6 million in 2001 and $3.4 million in 2000. The total amount of these transactions represented less than 1% of our total revenues in 2002, 2001 and 2000.

Among the issues being reviewed by FERC are transactions we conducted with third parties to facilitate power transfers between our system and our marketing operations. These transactions and other power marketing and trading activities were recently reviewed in a KCC ordered audit of our power marketing operations. This review was conducted by an independent third party with industry experience who was approved by the KCC. The review found no irregularities in the structure or pricing of the transactions.

We have provided information to FERC in response to the subpoena. We believe that our participation in these transactions did not violate FERC rules and regulations. However, we are unable to predict the ultimate outcome of the investigation.

20. COMMON STOCK, PREFERRED STOCK AND OTHER MANDATORILY REDEEMABLE SECURITIES

Our Restated Articles of Incorporation, as amended, provide for 150,000,000 authorized shares of common stock. At December 31, 2002, 72,840,217 shares were issued and 71,506,953 shares were outstanding.

We have a Direct Stock Purchase Plan (DSPP). Shares issued under the DSPP may be either original issue shares or shares purchased in the open market. During 2002, a total of 7,087,125 shares were purchased from the company through the issuance of 6,936,289 original issue shares and 150,836 through the reissuance of treasury shares. Of the total shares purchased from us in 2002, 5,253,502 were acquired by Westar Industries and the balance of the shares were for the DSPP, ESPP, 401(k) match and other stock based plans operated under the 1996 Long-Term Incentive and Share Award Plan. At December 31, 2002, 1,855,808 shares were available under the DSPP registration statement.

The November 8, 2002 KCC order directed us to reverse all transactions in 2002 recorded as equity investments by us in Westar Industries. In compliance with that order, on December 9, 2002, Westar Industries transferred to us 20,301,489 shares of our common stock that had been previously issued to Westar Industries.

Treasury Stock

At December 31, 2002, we had a treasury stock balance of 1,333,264 shares. Westar Industries did not own any of our common stock and Protection One owned 850,000 shares of our common stock. At December 31, 2001, all of our treasury stock was owned by Westar Industries, except for 50,000 shares owned by Protection One.

See Note 34 for information regarding our purchase during the first quarter of 2003 of shares of our common stock held by Protection One.

Preferred Stock Not Subject to Mandatory Redemption

Westar Energy’s cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at our option.

Rate	Principal Outstanding	Call Price	Premium	Total Amount to Redeem
(Dollars in Thousands)
4.500%	$13,354	108.00%	$1,068	$14,422
4.250%	4,304	101.50%	65	4,369
5.000%	3,778	102.00%	76	3,854

	$21,436		$1,209	$22,645

The provisions of Westar Energy’s Restated Articles of Incorporation, as amended, contain restrictions on the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. If the ratio of the capital represented by our preferred stock and common stock (together, Subordinated Stock) (including premiums on capital stock) and its surplus accounts, to its total capital and its surplus accounts at the end of the second month immediately preceding the date of the proposed payment, adjusted to reflect the proposed payment (Capitalization Ratio), will be less than 20%, then the payment of the dividends on Subordinated Stock shall not exceed 50% of net income available for dividends for the 12-month period ending with and including the date of the proposed payment. If the Capitalization Ratio is 20% or more but less than 25%, then the payment of dividends on the Subordinated Stock, including the proposed payment, then the payments shall not exceed 75% of its net income available for dividends for such 12-month period. Except to the extent permitted above, no payment or other distribution may be made that would reduce the Capitalization Ratio to less than 25%. At December 31, 2002, the capitalization ratio was greater than 25%.

So long as there are any outstanding shares of Westar Energy preferred stock, Westar Energy shall not without the consent of a majority of the shares of preferred stock or if more than one-third of the outstanding shares of preferred stock vote negatively and without the consent of a percentage of any and all classes required by law and Westar Energy’s Articles of Incorporation, declare or pay any dividends (other than stock dividends or dividends applied by the recipient to the purchase of additional shares) or make any other distribution upon Subordinated Stock unless, immediately after such distribution or payment the sum of Westar Energy’s capital represented by the outstanding Subordinated Stock and our earned and any capital surplus shall not be less than $10.5 million plus an amount equal to twice the annual dividend requirement on all the then outstanding shares of preferred stock.

Other Mandatorily Redeemable Securities

On December 14, 1995, Western Resources Capital I, a wholly owned trust, issued $100 million of 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A, of which $98.8 million were outstanding at December 31, 2002. The securities are redeemable at the option of Western Resources Capital I on or after December 11, 2000, at $25 per security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7 7/8% of the liquidation value of $25. Distributions are payable quarterly and are tax deductible by us. These distributions are recorded as interest expense. The sole asset of the trust is $103 million principal amount of Westar Energy 7 7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025.

On July 31, 1996, Western Resources Capital II, a wholly owned trust, issued $120 million of 8 1/2% Cumulative Quarterly Income Preferred Securities, Series B, of which $115.7 million were outstanding at December 31, 2002. The securities are redeemable at the option of Western Resources Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8 1/2% of the liquidation value of $25. Distributions are payable quarterly and are tax deductible by us. These distributions are recorded as interest expense. The sole asset of the trust is $124 million principal amount of Westar Energy 8 1/2% Deferrable Interest Subordinated Debentures, Series B due July 31, 2036.

In addition to Westar Energy’s obligations under the Subordinated Debentures discussed above, Westar Energy has guaranteed, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by Westar Energy of the trust’s obligations under the preferred securities.

21. MARKETABLE SECURITIES

During the last three years, we sold substantially all of our investments in marketable securities. These securities were classified as available-for-sale. Realized gains and losses are included in earnings and were derived using the specific identification method. The following table summarizes our marketable security sales for the years ended December 31, 2002, 2001 and 2000:

	Marketable Security Sales
	2002	2001	2000
	(In Thousands)
Sales proceeds	$—	$2,829	$218,609
Realized gains(a)	—	—	115,987
Realized losses	—	1,861	1,039

(a)	During 2000, we sold our equity investment in a gas compression company and realized a pre-tax gain on $91.1 million.

In February 2000, one of the paging companies we held an interest in made an announcement that significantly increased the market value of paging company securities in general. During the first quarter of 2000, we sold the remainder of these securities for a gain of $24.9 million.

During 2001, we wrote down the cost basis of certain securities to their estimated fair value. The fair value of these equity securities had declined below our cost basis, and we determined that the decline was other than temporary. The amount of the write down totaled $11.1 million, of which $9.6 million related to an investment. The write down is included in other income (expense).

See Note 4 for information regarding the classification of our ONEOK investment.

22. MONITORED SERVICES DISPOSITIONS

In 2001, Protection One and Protection One Europe disposed of certain monitored security operations for approximately $48.0 million and we recorded a pre-tax loss of $13.1 million.

23. IMPAIRMENT CHARGES

Effective January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 establishes new standards for accounting for goodwill. SFAS No. 142 continues to require the recognition of goodwill as an asset, but discontinues amortization of goodwill. In addition, annual impairment tests must be performed using a fair-value based approach as opposed to an undiscounted cash flow approach required under prior standards. The completion of the impairment tests, based upon a valuation performed by an independent appraisal firm, as of January 1, 2002, indicated that the carrying values of goodwill at Protection One and Protection One Europe had been impaired and impairment charges were recorded as discussed below.

Another impairment test of Protection One’s goodwill and customer accounts was completed as of July 1, 2002 (the date selected for Protection One’s annual impairment test), with the independent appraisal firm providing the valuation of the estimated fair value of Protection One’s reporting units, and no impairment was indicated. Protection One’s stock price declined after regulatory orders were issued (see Note 3), including the KCC’s December 23, 2002, order. As a result, Protection One retained the independent appraisal firm to perform an additional valuation of Protection One’s reporting units so it could perform an impairment test as of December 31, 2002, which resulted in the additional impairment charge discussed below.

SFAS No. 144 established a new approach to determining whether our customer account asset is impaired. The approach no longer permits us to evaluate our customer account asset for impairment based on the net undiscounted cash flow stream obtained over the remaining life of goodwill associated with the customer accounts being evaluated. Rather, the cash flow stream used under SFAS No. 144 is limited to future estimated undiscounted cash flows from assets in the asset group, which include customer accounts, the primary asset of the reporting unit, plus an estimated amount for the sale of the remaining assets within the asset group (including goodwill). If the undiscounted cash flow stream from the asset group is less than the combined book value of the asset group, then we are required to mark the customer account asset down to fair value, by recording an impairment, to the extent fair value is less than our book value. To the extent net book value is less than fair value, no impairment would be recorded.

The new rule substantially reduces the net undiscounted cash flows for customer account impairment evaluation purposes as compared to the previous accounting rules. The undiscounted cash flow stream has been reduced from the 16 year remaining life of the goodwill to the nine year remaining life of customer accounts for impairment evaluation purposes. Using these new guidelines, we determined that there was an indication of impairment of the carrying value of the customer accounts and an impairment charge was recorded as discussed below.

To implement the new standards, an independent appraisal firm was engaged to help management estimate the fair values of Protection One’s and Protection One Europe’s goodwill and customer accounts. Based on this analysis, we recorded a charge in the first quarter of 2002 of approximately $749.3 million (net of tax benefit and minority interests), of which $555.4 million was related to goodwill and $193.9 million was related to customer accounts.

The impairment charge for goodwill recorded in the first quarter of 2002 is reflected in our consolidated statement of income as a cumulative effect of a change in accounting principle. The impairment charge for customer accounts is reflected in our consolidated statement of income as an operating expense. These impairment charges reduce the recorded value of these assets to their estimated fair values at January 1, 2002.

Protection One completed an additional impairment test of goodwill as of December 31, 2002. We recorded an impairment charge of $79.7 million, net of tax benefit and minority interests, in the fourth quarter of 2002 to reflect the impairment of all remaining goodwill of Protection One’s North America segment, which is reflected in our consolidated statement of income as an operating expense.

We solicited and received indications of value for Protection One Europe from potential buyers. These indications of value are within a range we would be willing to accept. They indicated the recorded goodwill of Protection One Europe had no value. Accordingly, we recorded a $36 million impairment charge in the fourth quarter of 2002 to reflect the impairment of all remaining goodwill at Protection One Europe, which is reflected in our consolidated statement of income as an operating expense. We are willing to accept offers in the indicated range due to our ability to use the tax loss on this sale to offset the taxes that would otherwise be due from our sale of other investments. We will recognize a $58 million tax benefit in the first quarter of 2003 when Protection One Europe is classified as a discontinued operation.

These charges are detailed as follows:

	Impairment of Goodwill	Impairment of Customer Accounts	Total
	(In Thousands)
Protection One	$719,885	$339,974	$1,059,859
Protection One Europe	116,154	—	116,154

Total pre-tax impairment	$836,039	$339,974	1,176,013

Income tax benefit			(203,958)
Minority interest			(107,172)

Net charge			$864,883

We no longer amortize goodwill to expense because of the adoption of SFAS No. 142. The following table shows our results for the year ended December 31, 2002, compared to our results for the year ended December 31, 2001, calculated using the new accounting standard for goodwill, adjusted for minority interest.

	Year Ended December 31,
	2002	2001	2000
	(In Thousands, Except Per Share Amounts)
Reported earnings (loss) available for common stock	$(793,400)	$(21,771)	$135,352
Add back: Goodwill amortization	—	50,437	51,394

Adjusted earnings available for common stock	$(793,400)	$28,666	$186,746

Basic earnings per share:
Reported earnings (loss) available for common stock	$(11.06)	$(0.31)	$1.96
Add back: Goodwill amortization	—	0.72	0.75

Adjusted earnings available for common stock	$(11.06)	$0.41	$2.71

Diluted earnings per share:
Reported earnings (loss) available for common stock	$(11.06)	$(0.31)	$1.95
Add back: Goodwill amortization	—	0.72	0.73

Adjusted earnings available for common stock	$(11.06)	$0.41	$2.68

The investment at cost in customer accounts at December 31, 2002 was $1.1 billion and at December 31, 2001 was approximately $1.4 billion. Accumulated amortization of the investment in customer accounts at December 31, 2002 was $678.9 million and at December 31, 2001 was $614.5 million. We recorded approximately $83.3 million of customer account amortization expense during the year ended December 31, 2002, $148.0 million during the same period of 2001 and $158.7 million during the year ended December 31, 2000. Customer account amortization expense is reduced primarily as a result of the impairment charge that reduced our customer account balance. The table below reflects the estimated aggregate customer account amortization expense for 2003 and each of the four succeeding fiscal years.

	2003	2004	2005	2006	2007
	(In Thousands)
Estimated amortization expense	$83,389	$83,282	$66,998	$66,641	$60,320

We are required to perform impairment tests for long-lived assets prospectively for our monitored services segment as long as it continues to incur recurring losses or for other matters that may negatively impact its businesses. Goodwill will be required to be tested upon certain triggering events, which include recurring operating losses, adverse business conditions, adverse regulatory rulings, declines in market values and other matters that negatively impact value. Given the potentially negative implications from the KCC’s December 23, 2002 order, and the subsequent decline in Protection One’s stock price, Protection One tested its goodwill for impairment at December 31, 2002, which resulted in the additional impairment charge discussed above. If future impairment tests for either goodwill or customer accounts indicate fair value is less than book value, we will be required to recognize additional impairment charges on these assets in the future. Any such impairment charges could be material.

24. CHANGE IN ESTIMATE OF CUSTOMER LIFE

During the first quarter of 2002, Protection One evaluated the estimated life and amortization rates for customer accounts, based on the results of a lifing study performed by a third party appraisal firm in the first quarter of 2002. The report showed Protection One’s North America customer pool can expect a declining revenue stream over the next 30 years with an estimated average remaining life of 9 years. Protection One’s Multifamily pool can expect a declining revenue stream over the next 30 years with an estimated average remaining life of 10 years. Taking into account the results of the lifing study and the inherent expected declining revenue streams for its North America and Multifamily customer pools, in particular the first five years, Protection One adjusted the rate of amortization on customer accounts for its North America and Multifamily customer pools to better match the rate and period of amortization expense with the expected decline in revenues. In the first quarter of 2002, Protection One changed its amortization rate for its North America pool to a 10-year 135% declining balance method from a 10-year 130% declining balance method. For the Multifamily pool, Protection One will continue to amortize on a straight-line basis utilizing a shorter nine year life. Protection One accounted for these amortization changes prospectively beginning January 1, 2002, as a change in estimate. These changes in estimates increased amortization expense for the year ended December 31, 2002 by approximately $0.8 million, net of $0.5 million tax.

25. LEASES

Operating Leases

The company leases office buildings, computer equipment, vehicles, railcars and other property and equipment with various terms and expiration dates from 1 to 16 years. Rental payments for operating leases and estimated rental commitments are as follows:

	LaCygne 2 Lease(a)	Total Operating Leases
Year Ended December 31,	(In Thousands)
Rental payments:
2000	$34,598	$72,904
2001	34,598	74,564
2002	34,598	62,500

Future commitments:
2003	$39,420	$61,484
2004	34,598	51,082
2005	38,013	51,970
2006	42,287	53,253
2007	78,268	87,669
Thereafter	344,049	387,147

Total future commitments	$576,635	$692,605

(a) LaCygne 2 lease amounts are included in total operating leases.

In 1987, KGE sold and leased back its 50% undivided interest in the LaCygne 2 generating unit. The LaCygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of LaCygne 2. The lease is an operating lease for financial reporting purposes. We recognized a gain on the sale, which was deferred and is being amortized over the lease term.

Capital Leases

Assets recorded under capital leases are listed below:

	December 31,
	2002	2001
	(In Thousands)
Vehicles	$41,930	$44,098
Computer systems and software	7,264	6,145
Less: Accumulated amortization	21,771	20,855

	$27,423	$29,388

Minimum annual rental payments, excluding administrative costs such as property taxes, insurance and maintenance, under capital leases as of December 31, 2002 are listed below. Some capital leases are subject to covenants, which require us to maintain certain credit ratings.

Total Capital Leases
Year Ended December 31,	(In Thousands)
2003	$5,581
2004	5,513
2005	5,336
2006	5,093
2007	5,093
Thereafter	4,017

30,633
Less amounts representing imputed interest	3,210

Present value of net minimum lease payments under capital leases	$27,423

26. GAIN ON DEBT RETIREMENTS

Protection One’s and our debt securities were repurchased in the open market and gains were recognized on the retirement of these debt securities. Prior to July 1, 2002, these were recognized as extraordinary gains.

Effective July 1, 2002, we adopted SFAS No. 145. This standard limits the income statement classification of gains and losses from extinguishment of debt as extraordinary to those transactions meeting the criteria of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 145 prohibits treating gains and losses associated with extinguishments resulting from a company’s risk management strategy as extraordinary. Under SFAS No. 145, current gains and losses from the extinguishment of debt are reported as other income. Gains or losses in prior periods that were previously classified as extraordinary that do not meet the APB Opinion No. 30 criteria have been reclassified to other income. The adoption of this standard did not impact our net income or financial condition.

27. DISCONTINUED OPERATIONS

During the second quarter of 2002, Protection One entered into negotiations for the sale of its Canadian business, which was included in our monitored services segment. The sale was consummated on July 9, 2002. Protection One recorded an impairment loss of approximately $1.3 million, net of $0.7 million tax benefit, in the second quarter of 2002 as a result of the sale.

The net operating losses of these operations are included in the consolidated statements of income under discontinued operations. The net operating loss for the year ended December 31, 2002, of $1.6 million, includes an impairment loss on customer accounts of approximately $1.9 million. An impairment charge of $2.3 million relating to the Canadian operations’ goodwill is reflected in the consolidated statement of income for the year ended December 31, 2002, as a cumulative effect of accounting change from discontinued operations. Revenues from these operations were $4.2 million for the year ended December 31, 2002, compared to $8.2 million for the year ended December 31, 2001.

Protection One sold all assets and liabilities of the Canadian operations. The major classes of assets and liabilities of the Canadian operations at December 31, 2001 were as follows:

December 31, 2001
(In Thousands)
Assets:
Current assets	$478
Property, plant and equipment, net	571
Customer accounts, net	16,992
Goodwill	4,842
Other	55

Total assets	$22,938

Liabilities:
Current liabilities	$1,364

28. RELATED PARTY TRANSACTIONS

Below, we describe significant transactions between us and Westar Industries and some of our other subsidiaries and related parties. We have disclosed these significant transactions even if they have been eliminated in the preparation of our consolidated results and financial position.

ONEOK Shared Services Agreement

We and ONEOK have shared services agreements in which we provide and bill one another for facilities, utility field work, information technology, customer support, meter reading and bill processing. Payments for these services are based on various hourly charges, negotiated fees and out-of-pocket expenses.

	2002	2001	2000
	(In Thousands)
Charges to ONEOK	$8,357	$8,202	$8,463
Charges from ONEOK	3,324	3,279	3,420

Net receivable from ONEOK, outstanding at December 31	1,457	1,424	1,205

ONEOK gave us notice of termination effective December 2003 of this shared services agreement. We expect termination of this agreement will increase our annual costs to provide these services by approximately $11 million to $13 million.

Protection One Shared Services Agreement

We provide administrative services to Protection One pursuant to services agreements, including accounting, tax, audit, human resources, legal, purchasing, facilities and technology services. Fees for these services are based upon various hourly charges, negotiated fees and out-of-pocket expenses. Protection One incurred charges of $3.9 million in 2002, $8.1 million in 2001 and $7.3 million in 2000. These intercompany charges have been eliminated in consolidation.

Westar Energy and Protection One have entered into an amended service agreement that stipulates that if Westar Energy sells its interest in Protection One, Westar Energy and Protection One will negotiate, in good faith, the terms and conditions for continuation of the services during an agreed-upon transition period. This agreement is subject to KCC approval, which has not yet been received.

Transactions Between Westar Industries and Subsidiaries

Protection One Credit Facility

Westar Industries is the lender under Protection One’s senior credit facility. The senior credit facility was amended to increase the capacity from $155 million to $280 million during the year ended December 31, 2002. On August 26, 2002, the senior credit facility was further amended to extend the maturity date to January 5, 2004. On March 11, 2003, the KCC limited the amount of the credit facility to $228.4 million, authorized us to fund the facility and extend the term of the facility to January 5, 2005 and required the facility to be paid in full and terminated upon the disposition of all or part of our investment in Protection One. We are in discussions with Protection One about the extension of the facility. For further information, see Note 34.

As of December 31, 2002, $215.5 million was drawn under the facility. The remaining availability under this facility as of December 31, 2002 was $64.5 million. At March 14, 2003, Protection One had outstanding borrowings of $215.5 million and $12.9 million of remaining capacity. Amounts outstanding, accrued interest and facility fees have been eliminated in our consolidated financial statements.

Purchases of Securities

Westar Industries, Protection One and we have purchased our and Protection One’s debt securities and preferred stock in the open market. These repurchases have been accounted for as retirements on a consolidated basis. The table below summarizes these transactions for the years ended December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(In Thousands)
Westar Energy
Bonds:
Face value	$333,082	$30,140	$—

Gain on purchase	13,514	1,395	—
Loss on mark to market at retirement(a)	16,835	—	—
Tax (benefit) expense	(1,321)	555	—

Total (loss) gain, net of tax	$(2,000)	$840	$—

Mandatorily redeemable preferred securities:
Face value	$5,495	$—	$—

Gain on purchase	1,780	—	—
Tax expense	708	—	—

Total gain, net of tax	$1,072	$—	$—

Preferred stock:
Face value	$2,500	$921	$—

Gain on purchase	991	389	—
Tax expense	394	155	—

Total gain, net of tax	$597	$234	$—

Protection One
Bonds:
Face value(b), (c)	$119,510	$90,204	$200,489

Gain on purchase	19,832	34,332	75,755
Tax expense	6,941	12,016	26,514

Total gain, net of tax	$12,891	$22,316	$49,241

(a)  Represents the fair value of a call option associated with our putable/callable notes (see Note 14).

(b)  In 2001, $37.9 million of these bonds were purchased by Westar Industries and $27.6 million of these were transferred to Protection One in exchange for cash.

(c)  In 2000, $170.0 million of these bonds were purchased by Westar Industries and $103.9 million of these were transferred to Protection One in exchange for cash and the settlement of certain intercompany payables and receivables.

See Note 26 for information about a change in accounting treatment that requires that gains and losses arising from the purchases and sales of these securities be recorded as other income rather than as an extraordinary item. See Note 34 for information regarding purchases of securities that have occurred during 2003.

Tax Sharing Agreement

We have a tax sharing agreement with Protection One. This pro rata tax sharing agreement allows Protection One to be reimbursed for current tax benefits utilized in our consolidated tax return. We and Protection One are eligible to file on a consolidated basis for tax purposes so long as we maintain an 80% ownership interest in Protection One. We reimbursed Protection One $13.5 million for tax year 2001 and $7.4 million for tax year 2000. On March 11, 2003, the KCC issued an order that allows us to make a cash payment to Protection One of approximately $20 million for tax year 2002.

Financial Advisory Services

Protection One entered into an agreement pursuant to which it paid a quarterly fee to Westar Industries for financial advisory services equal to 0.125% of its consolidated total assets at the end of each quarter. This agreement was approved by the independent members of Protection One’s board of directors. Protection One incurred approximately $3.6 million of such fees during the year ended December 31, 2002. These amounts have been eliminated in our consolidated financial statements. This agreement was terminated effective September 30, 2002.

Loans to Officers

During 2001 and 2002, we extended loans to our officers for the purpose of purchasing shares of our common stock. The officers are personally liable for the repayment of the loans, which are unsecured and bear interest, payable quarterly, at a variable rate equal to our short-term borrowing rate. The loans mature on December 4, 2004. The aggregate balance outstanding at December 31, 2002 was approximately $1.8 million, which is classified as a reduction to shareholders’ equity in the accompanying consolidated balance sheets. For the year ended December 31, 2002, we recorded approximately $97,000 in interest income on these loans. No additional loans will be made as a result of federal legislation that became effective July 30, 2002.

Transactions Between Westar Energy and KGE

We perform KGE’s cash management function, including cash receipts and disbursements. An intercompany account is used to record net receipts and disbursements between us and KGE. KGE’s net amount payable from affiliates approximated $24.1 million at December 31, 2002, and the net amount receivable from affiliates approximated $17.3 million at December 31, 2001. These intercompany charges have been eliminated in consolidation.

We provide all employees utilized by KGE. We allocate certain operating expenses to KGE. These expenses are allocated, depending on the nature of the expense, based on allocation studies, net investment, number of customers, and/or other appropriate factors. We believe such allocation procedures are reasonable.

Transactions with Protection One

During the fourth quarter of 2001, KGE entered into an option agreement to sell an office building located in downtown Wichita, Kansas, to Protection One for approximately $0.5 million. The sales price was determined by management based on three independent appraisers’ findings. This transaction was completed during June 2002. We recognized a loss of $2.6 million on this transaction, and we expected to realize annual operating cost savings of approximately $0.9 million. The cost savings will be treated as a regulatory liability in accordance with a March 26, 2002, KCC order. For the year ended December 31, 2002, we recorded $0.5 million in cost savings as a regulatory liability.

Protection One Europe

On February 29, 2000, Westar Industries purchased the European operations of Protection One, and certain investments held by a subsidiary of Protection One, for an aggregate purchase price of $244 million. Westar Industries paid approximately $183 million in cash and transferred Protection One debt securities with a market value of approximately $61 million to Protection One. Cash proceeds from the transaction were used to reduce the outstanding balance owed to Westar Industries on Protection One’s revolving credit facility. No gain or loss was recorded on this intercompany transaction, and the net book value of the assets was unaffected.

29. WORK FORCE REDUCTIONS

In late 2001, we reduced our utility work force by approximately 200 employees through involuntary separations and recorded a severance-related net charge of approximately $14.3 million. In 2001, Protection One also reduced its work force by approximately 500 employees in connection with facility consolidations and recorded a severance-related net charge of approximately $3.1 million.

During 2002, we further reduced our utility work force by approximately 400 employees through a voluntary separation program. We recorded a net charge of approximately $21.7 million in 2002 related to this program. We have replaced and may continue to replace some of these employees.

30. ICE STORM

In late January 2002, a severe ice storm swept through our utility service area causing extensive damage and loss of power to numerous customers. Through December 31, 2002, we incurred $19.3 million for restoration costs, a portion of which was capitalized. We have deferred and recorded as a regulatory asset on our December 31, 2002 consolidated balance sheet restoration costs of approximately $15.0 million. We have received an accounting authority order from the KCC that allows us to accumulate and defer for potential future recovery all operating and carrying costs related to storm restoration.

31. POTENTIAL SALE OF UTILITY ASSETS

On October 14, 2002, we announced an agreement with Midwest Energy, Inc. (Midwest Energy) for the sale to Midwest Energy of a portion of our transmission and distribution assets and rights to provide service to customers in an area of central Kansas. The sale will affect about 10,000 customers, or about 1.5% of our total customers, over 895 square miles. The area, which includes 42 towns, is on the west edge of our service territory and is largely surrounded by Midwest Energy’s existing territory. The proposed sale is contingent upon approval by the KCC and FERC. KCC hearings have been scheduled to begin on May 20, 2003. We can give no assurance as to when or if this transaction will occur.

32. SEGMENTS OF BUSINESS

Our business is segmented based on differences in products and services, production processes and management responsibility. We have identified three reportable segments: Electric Utility, Monitored Services and Other.

•	Electric Utility consists of our integrated electric utility operations, including the generation, transmission and distribution of power to our retail customers in Kansas and to wholesale customers, and our power marketing activities.

•	Monitored Services, including the net effect of minority interests, is comprosed of our security alarm monitoring businesses in the United States and Europe.

•	Other includes our approximate 45% ownership interest in ONEOK at December 31, 2002, and other investments in the aggregate not material to our business or results of operations.

We manage our business segments’ performance based on their earnings (losses) before interest and taxes (EBIT) because EBIT is the primary measurement used by our management to evaluate segment performance. Our business managers have direct control over the items that affect the EBIT of their segments and we therefore believe EBIT is an appropriate measure of segment performance. EBIT does not represent cash flow from operations as defined by GAAP, should not be construed as an alternative to operating income and is indicative neither of operating performance nor cash flows available to fund our cash needs. Items excluded from EBIT are significant components in understanding and assessing our financial performance. Interest expense, income taxes, discontinued operations, cumulative effects of accounting changes and preferred dividends are items that are excluded from the calculation of EBIT. Our computation of EBIT may not be comparable to other similarly titled measures of other companies. We have no single external customer from which we receive 10% or more of our revenues.

Year Ended December 31, 2002	Electric Utility(a)	Monitored Services(b)	Other (c)(d)	Total
	(In Thousands)
Sales	$1,422,899	$347,967	$252	$1,771,118
Depreciation and amortization	171,749	98,111	58	269,918
Earnings (loss) before interest and taxes	246,993	(369,848)	68,491	(54,364)
Interest expense				269,283
Earnings (loss) before income taxes				(323,647)

Additions to property, plant and equipment	126,763	8,607	—	135,370
Customer account acquisitions	—	43,391	—	43,391

As of December 31, 2002
Goodwill	—	41,847	—	41,847
Identifiable assets	5,033,329	638,936	770,834	6,443,099

Year Ended December 31, 2001	Electric Utility	Monitored Services	Other (d)(e)	Total
	(In Thousands)
Sales	$1,307,177	$408,330	$1,359	$1,716,866
Depreciation and amortization	185,156	225,133	364	410,653
Earnings (loss) before interest and taxes	207,057	(77,074)	23,936	153,919
Interest expense				260,795
Earnings (loss) before income taxes				(106,876)

Additions to property, plant and equipment	226,996	8,051	—	235,047
Customer account acquisitions	—	23,084	—	23,084

As of December 31, 2001
Goodwill	—	879,602	324	879,926
Identifiable assets	4,932,447	1,883,786	816,919	7,633,152

Year Ended December 31, 2000	Electric Utility	Monitored Services	Other (d)(f)	Total
	(In Thousands)
Sales	$1,359,522	$529,584	$1,484	$1,890,590
Depreciation and amortization	175,839	245,297	2,116	423,252
Earnings (loss) before interest and taxes	331,330	(5,678)	169,211	494,863
Interest expense				281,487
Earnings (loss) before income taxes				213,376

Additions to property, plant and equipment	285,431	21,998	—	307,429
Customer account acquisitions	—	45,708	—	45,708

As of December 31, 2000
Goodwill	—	970,274	347	970,621
Identifiable assets	4,961,240	2,175,706	664,774	7,801,720

(a)	EBIT includes a $22.9 million reserve for potential liabilities to Mr. Wittig and Mr. Lake and a $22.6 million charge recorded for marking to market changes in the fair value of the call option of the putable/callable notes.
(b)	EBIT includes $338.1 million impairment of customer accounts and $140.0 million impairment of goodwill.
(c)	EBIT includes investment earnings of $65.6 million.
(d)	Sales and goodwill are from a wholly owned subsidiary of Westar Industries providing paging services, which was sold during the first quarter of 2002.
(e)	EBIT includes earnings on investments of $38.4 million and loss on extinguishment of debt of $17.3 million.
(f)	EBIT includes the gain on the sale of our investment in a gas compression company of $91.1 million and the gain on the sale of other marketable securities of $24.9 million.

Geographic Information

Our sales and property, plant and equipment by geographic area are as follows:

	For the Year Ended December 31,
	2002	2001	2000
	(In Thousands)
Sales:
United States operations	$1,714,702	$1,641,382	$1,756,591
International operations	56,416	75,484	133,999

Total	$1,771,118	$1,716,866	$1,890,590

	As of December 31,
	2002	2001	2000
	(In Thousands)
Property, plant and equipment, net:
United States operations	$3,991,875	$4,067,355	$4,002,623
International operations	3,496	3,633	8,107

Total	$3,995,371	$4,070,988	$4,010,730

33. QUARTERLY RESULTS (UNAUDITED)

The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. Our electric business is seasonal in nature and, in our opinion, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

	First	Second	Third	Fourth
	(In Thousands, Except Per Share Amounts)
2002
Sales	$404,901	$419,945	$529,115	$417,157
Gross profit	287,544	299,892	386,248	290,612
Net income (loss) from continuing operations before accounting change	(121,141)	10,618	43,775	(99,294)
Net income (loss)	(746,526)	9,275	43,567	(99,317)

Earnings (loss) per share available from continuing operations for common stock before accounting change:
Basic	$(1.69)	$0.15	$0.61	$(1.39)
Diluted	$(1.69)	$0.15	$0.61	$(1.39)

Cash dividend per common share	$0.30	$0.30	$0.30	$0.30

Market price per common share:
High	$18.000	$17.800	$16.000	$12.020
Low	$15.790	$14.250	$9.440	$8.500

2001
Sales	$422,515	$410,802	$513,490	$370,059
Gross profit	289,819	284,162	355,802	252,700
Net income (loss) from continuing operations before accounting change	(14,061)	(30,134)	36,144	(30,481)
Net income (loss)	4,450	(30,188)	35,976	(31,114)

Earnings (loss) per share available from continuing operations for common stock before accounting change:
Basic	$(0.20)	$(0.43)	$0.51	$(0.44)
Diluted	$(0.20)	$(0.43)	$0.51	$(0.44)

Cash dividend per common share	$0.30	$0.30	$0.30	$0.30

Market price per common share:
High	$25.875	$25.820	$22.900	$17.801
Low	$21.800	$20.000	$15.620	$16.000

34. SUBSEQUENT EVENTS

Proposed Dispositions

The Debt Reduction Plan contemplates the sale of our interests in Protection One Europe with a targeted closing of mid-2003 and the sale of our interest in Protection One with a targeted closing by late 2003 or early 2004. Consistent with the Debt Reduction Plan, on January 13, 2003, we announced that our board of directors authorized management to explore alternatives for disposing of our investments in Protection One and Protection One Europe, and we have retained financial advisors to assist with the possible sales. A special committee comprised of independent directors of Protection One’s board of directors has been formed, and the committee has also retained a financial advisor. As a result of these decisions, these operations were classified as discontinued operations during the first quarter of 2003 pursuant to the provisions of SFAS No. 144.

As discontinued operations, we will be required to determine the fair value of our investment, which will be the net amount we expect to realize from the sale of the investment. The investment must be reported at the lesser of our recorded basis or the estimated fair value. If the fair value is less than our recorded basis, we will be required to record an expense equal to the amount by which our basis exceeds the estimated fair value, which could be material.

We solicited and received indications of value for Protection One Europe from potential buyers. These indications of value are within a range we would be willing to accept. They indicated the recorded goodwill for Protection One Europe had no value. Accordingly, we recorded a $36 million impairment charge in the fourth quarter of 2002 to reflect the impairment of all remaining goodwill at Protection One Europe. We are willing to accept offers in the indicated range due to our ability to use the tax loss on this sale to offset the taxes that would otherwise be due from our sale of other investments. We will recognize a $58 million tax benefit in the first quarter of 2003 when Protection One Europe is classified as a discontinued operation.

Payments to Protection One

On March 21, 2003, we paid approximately $1.0 million to Protection One as reimbursement for information technology services provided to us, and related costs incurred, by a subsidiary of Protection One. On March 21, 2003, we also paid approximately $3.6 million to Protection One as reimbursement for aviation services provided by a subsidiary of Protection One and for the repurchase of the stock of the subsidiary. These payments were authorized by the KCC in an order issued March 11, 2003, which is described in Note 3.

Purchase of Stock from Protection One

On February 14, 2003, we purchased 850,000 shares of our common stock and approximately 34,000 shares of our preferred stock from Protection One for approximately $11.6 million. This transaction was approved by the KCC. The shares of common stock are being held as treasury stock and the shares of preferred stock have been retired. This transaction had no effect on the consolidated financial statements.

Purchases of Debt Securities

From January 1, 2003 through March 14, 2003 we purchased $35.3 million face value of our putable/callable notes and $43.0 million face value of our 6.875% senior unsecured notes in the open market.

Termination of Plane Lease

During March 2003, we terminated the lease of an airplane and incurred an expense of $5.9 million related to this termination.

35. POTENTIAL LIABILITIES TO DAVID C. WITTIG AND DOUGLAS T. LAKE

David C. Wittig, our former chairman of the board, president and chief executive officer, resigned from all of his positions with us and our affiliates on November 22, 2002. Douglas T. Lake, our executive vice president and chief strategic officer, was placed on administrative leave from all of his positions with us and our affiliates on December 6, 2002. In connection with these actions, we reserved all rights and claims we may have against Mr. Wittig and Mr. Lake arising under their employment agreements, any other agreements with us, or any plan, program or policy in which they participated. In their respective resignation and leave letters, Mr. Wittig and Mr. Lake stated that they reserved all rights and claims they may have against us.

During their active employment with us, we accrued liabilities totaling approximately $27.4 million for compensation not yet paid to Mr. Wittig and Mr. Lake under various plans. The compensation includes restricted share unit awards, deferred vested shares, deferred restricted share unit awards, deferred vested stock for compensation, executive salary continuation plan benefits and, in the case of Mr. Wittig, benefits arising from a split dollar life insurance agreement.

Additionally, as required by GAAP, we have made provisions in our financial statements for an additional amount of approximately $22.9 million should it later be determined that we are obligated to pay Mr. Wittig and Mr. Lake any amounts under their employment agreements. We do not concede, however, that any amounts are owed to

Mr. Wittig or Mr. Lake, and we believe that we may have potential claims and defenses against Mr. Wittig and Mr. Lake. The compensation could include a pro rata portion of their unpaid bonuses for the year in which termination occurred, unused vacation, accumulated sick leave, severance, restricted share unit awards and related dividend equivalents, and increased executive salary continuation plan benefits. We believe the amount reserved adequately provides for potential obligations to Mr. Wittig and Mr. Lake.

In addition to these amounts, we could also be obligated to record additional expense each year in which payments are made to Mr. Wittig and Mr. Lake pursuant to the executive salary continuation plan. Assuming an expected payout period of 35 years, the aggregate nominal amount of these expenses would be approximately $17.9 million for Mr. Wittig and $9.0 million for Mr. Lake. Also, if stock performance requirements for some restricted share unit awards were to be satisfied, we would be required to record additional compensation expense of approximately $4.4 million to Mr. Wittig and Mr. Lake.

As of March 31, 2003, neither Mr. Wittig nor Mr. Lake has asserted any rights or claims against us for any of the amounts described above. We are unable to predict whether they will assert any rights or claims in the future. If they did so, we will vigorously defend against such claims and potentially assert counterclaims; however, the ultimate resolution of these matters is outside our control.

EXHIBIT B

An organizational chart showing the relationship of each EWG to associate companies in the holding company system.

Westar Energy, Inc., formerly known as Western Resources, Inc. (a Kansas corporation, “WEI”).

Westar Industries, Inc. (a Kansas corporation, “Westar”), a wholly-owned subsidiary of WEI.

The Wing Group, Limited Company (a Delaware corporation, “Wing”), a wholly-owned subsidiary of Westar.

Wing Colombia, L.L.C., (a Delaware Limited Liability Company), 99% owned by Westar, 1% owned by Wing.

Western Resources (Bermuda) Limited (a Bermuda limited liability company), a wholly-owned subsidiary of Westar.

CPI-Western Power Holdings, Ltd., a Bermuda limited liability company, 50% owned by Western Resources (Bermuda) Limited.

Western Resources International Limited (a Mauritius limited liability company), a wholly-owned subsidiary of CPI-Western Power Holdings, Ltd.

Zhengzhou Dengwai Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Dengyuan Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Huadeng Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Zhengzhou Huaxin Power Company Limited (a Dengfeng Municipality, Henan Province, People’s Republic of China Company), 49% owned by Western Resources International Limited.

Wing Turkey, Inc. (a Delaware corporation), a wholly-owned subsidiary of Westar.

Wing International, Ltd. (a Texas limited liability company), 99% owned by Wing Turkey, Inc. and 1% owned by Wing.

Trakya Elektrik Uretim Ve Ticaret A.S. (a joint stock company under the laws of the Republic of Turkey), 9% owned by Wing International, Ltd.

B-1